ANNUAL REPORT
                                 TO SHAREHOLDERS



                                TABLE OF CONTENTS
                                                                           Page

Letter to Shareholders ...................................................   1
Selected Consolidated Financial Data .....................................   2
Management's Discussion and Analysis .....................................   3
Report of Independent Auditors ...........................................  18
Consolidated Balance Sheets ..............................................  19
Consolidated Statements of Income ........................................  20
Consolidated Statements of Shareholders' Equity ..........................  21
Consolidated Statements of Cash Flows ....................................  23
Notes to Consolidated Financial Statements ...............................  25
Directors and Executive Officers .........................................  56
Shareholder Information ..................................................  57



DESCRIPTION OF BUSINESS

MFB Corp. is an Indiana unitary savings and loan holding company organized in 1993, and parent company of its wholly owned savings bank subsidiary, MFB Financial (the "Bank"). MFB Corp. and the Bank (collectively referred to as the "Company") conduct business from their corporate office located in Mishawaka, Indiana and its eleven branch locations in St. Joseph and Elkhart Counties of Indiana. The Bank offers a variety of lending, deposit, trust and other financial services to its retail and business customers. The Bank's wholly-owned subsidiary, Mishawaka Financial Services, Inc., offers general property, casualty, life and health insurance to customers in the Bank's market area. The Bank's wholly-owned subsidiaries, MFB Investments I, Inc., MFB Investments II, Inc. and MFB Investments, LP are Nevada corporations and a Nevada limited partnership that manage a portion of the Bank's investment portfolio.




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MESSAGE TO OUR SHAREHOLDERS

     On behalf of the Board of Directors, our management team and all the employees of MFB Corp. and its subsidiary, MFB Financial, it is my pleasure to provide you with our Annual Report for the fiscal year ended September 30, 2004.

     Without question the past year was an eventful one for our organization. In October, 2003 we acquired our new headquarters facility. After remodeling the building to meet our needs, we completed our move this past summer. This facility now houses all administrative and support staff as well as our business banking and wealth management personnel. This consolidation into a single location from two separate ones has improved efficiency for the bank and morale for our employees. Although overhead expenses of the building have negatively affected earnings in the short term, we expect to generate considerable lease income from the 60% of the building that we do not occupy. In fact, at the present time we are completing negotiations with two quality tenants that not only will generate revenue but enhance the image of the building as a premier professional property in this area.

     In August, 2004 we completed the acquisition of certain assets and assumption of certain liabilities of Sobieski Bank located in South Bend, Indiana. This was the first such acquisition ever undertaken by our 115 year old institution. MFB Financial acquired $7.3 million in cash, $35.9 million in investments, $53.7 million in net loans and $9.4 million in other assets from Sobieski. The liabilities assumed included $69.3 million in deposits, $35.7 million in FHLB advances and $884,000 in other liabilities. This strategic transaction has allowed MFB to have an immediate and substantial presence in a portion of St. Joseph County where we were previously underrepresented. The acquisition improves our growth potential in this market and we are very pleased with the relationships we are building with our new clients in the western part of the county.

     In addition to the three branch locations acquired in the Sobieski purchase, we also constructed and opened our new MFB Erskine branch on the south side of South Bend in early 2004. The Bank now operates eleven offices across our two county market area.

     Primarily as a result of the acquisition, total assets grew $112.6 million from $428.6 million at the end of last year to $541.2 million at the end of this fiscal year. Additionally, loans increased $81.7 million and deposits increased $65.8 million this year. While considerable balance sheet growth occurred this past year, we retained our focus on the continued improvement in asset quality. The result was a decrease in nonperforming assets from 1.43% of total loans one year ago to 1.07% at year end.

     The Company generated net income of $1.8 million ($1.30 diluted earnings per common share) for the year. We experienced strong growth in net interest income and noninterest income. This revenue growth was offset by increased noninterest expense driven significantly by the expansion mentioned above. Book value per common share outstanding was $27.02 at year-end, up from $26.60 last year and the Company increased the annualized dividend rate again this year to $0.47 per share, the eighth consecutive annual increase. The market value of the Company's shares was $31.54 per share at September 30, 2004.

     We look forward to the year ahead with optimism and the knowledge that continued attention to the core principles of high asset quality and steadfast cost control will allow MFB to remain "Michiana's Finest Bank".


                                       Charles J. Viater
                                       President and Chief Executive Officer



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                            MFB CORP. AND SUBSIDIARY
                      SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data of MFB Corp. and its subsidiary is qualified in its entirety by, and should be read in conjunction with the consolidated financial statements, including notes thereto, included elsewhere in this Annual Report.

                                                                                    At September 30,
                                                           ----------------------------------------------------------------------
                                                                                     (In Thousands)
                                                           2004           2003            2002           2001           2000
                                                           ----           ----            ----           ----           ----
Summary of Financial Condition:
Total assets                                           $   541,222     $   428,624    $   421,200    $   413,084     $   396,003
Loans receivable                                           399,925         318,155        316,391        311,613         317,178
Allowance for loan losses                                    6,074           5,198          5,143          4,632           1,672
Loans held for sale, net                                     1,034           6,626          6,404          3,074           6,495
Cash and cash equivalents                                   28,595          40,357         27,582         34,223          14,544
Securities available for sale, including FHLB stock         74,820          46,499         59,892         54,167          47,930
Goodwill and other intangible assets                         5,056               -              -              -               -
Deposits                                                   357,893         292,106        264,377        245,179         239,394
Securities sold under agreements to repurchase                   -               -              -         11,022           9,143
FHLB advances                                              133,443          98,790        119,215        119,685         112,152
Shareholders' equity                                        35,906          34,251         33,952         34,380          32,514



                                                                                Years Ended September 30,
                                                           ----------------------------------------------------------------------
                                                                                     (In Thousands)
                                                           2004           2003            2002           2001           2000
                                                           ----           ----            ----           ----           ----
Summary of Operating Results:
Interest income                                        $    22,792     $    23,326    $    26,188    $    30,316     $    28,666
Interest expense                                            11,089          12,244         13,829         17,972          16,473
                                                       -----------     -----------    -----------    -----------     -----------
     Net interest income                                    11,703          11,082         12,359         12,344          12,193
Provision for loan losses                                      800           1,110          3,369          3,096           1,106
                                                       -----------     -----------    -----------    -----------     -----------
     Net interest income after provision
         for loan losses                                    10,903           9,972          8,990          9,248          11,087
Noninterest income
     Service charges on deposit accounts                     3,030           1,624          1,049            903             666
     Trust fee income                                          495             464            298            213             146
     Insurance commissions                                     208             187            158            140             149
     Net realized gains from sales of loans                  1,032           3,395          1,578          1,046             525
     Loan servicing fees, net of amortization                   52            (603)           (84)            32              82
     Mortgage servicing right recovery (impairment)            217            (576)             -              -               -
     Net gain (loss) on securities available for sale         (109)             40           (934)           (52)            (41)
     Other                                                     755             450            104            314             137
                                                       -----------     -----------    -----------    -----------     -----------
         Total noninterest income                            5,680           4,981          2,169          2,596           1,664
Noninterest expense
     Salaries and employee benefits                          7,021           6,803          5,922          4,944           4,668
     Occupancy and equipment expense                         2,743           1,558          1,483          1,370           1,148
     Professional and consulting fees                        1,226             364            297            311             198
     Data processing expense                                   632             596            669            517             443
     Other expense                                           2,936           2,561          2,121          1,841           1,786
                                                       -----------     -----------    -----------    -----------     -----------
         Total noninterest expense                          14,558          11,882         10,492          8,983           8,243
                                                       -----------     -----------    -----------    -----------     -----------
Income before income taxes                                   2,025           3,071            667          2,861           4,508
Income tax expense                                             235             671             18            951           1,693
                                                       -----------     -----------    -----------    -----------     -----------
     Net income                                        $     1,790     $     2,400    $       649    $     1,910     $     2,815
                                                       ===========     ===========    ===========    ===========     ===========

Supplemental Data:
Basic earnings per common share                        $     1.36      $    1.87      $     0.49     $     1.42      $    2.04
Diluted earnings per common share                            1.30           1.80            0.47           1.38           2.00
Dividends declared per common share                          .470           .435            .415           .395           .375
Book value per common share                                 27.02          26.60           25.53          25.72          23.93
Return on assets                                             0.40%          0.56%           0.16%          0.47%          0.75%
Return on equity                                             5.05           7.14            1.84           5.75           8.88
Interest rate spread                                         2.53           2.41            2.73           2.73           2.93
Net yield on average interest-earning assets                 2.81           2.73            3.08           3.15           3.38
Dividend pay-out ratio                                      34.56          23.26           84.69          27.82          18.38
Equity-to-assets                                             6.63           7.99            8.06           8.32           8.21
Non-performing assets to total loans                         1.07           1.43            1.88            .89            .02
Allowance for loan losses to total loans                     1.52           1.63            1.63           1.49            .53




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                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

The principal business of the Bank has historically consisted of attracting deposits from the general public and the business community and making loans secured by various types of collateral, including real estate and general business assets. The Bank is significantly affected by prevailing economic conditions as well as government policies and regulations concerning, among other things, monetary and fiscal affairs, housing and financial institutions. Deposit flows are influenced by a number of factors, including interest rates paid on competing investments, account maturities, fee structures, and level of personal income and savings. Lending activities are influenced by the demand for funds, the number and quality of lenders, and regional economic cycles. Sources of funds for lending activities of the Bank include deposits, borrowings, payments on loans, sale of loans and income provided from operations. The Company's earnings are primarily dependent upon the Bank's net interest income, the difference between interest income and interest expense.

Interest income is a function of the balances of loans and investments outstanding during a given period and the yield earned on such loans and investments. Interest expense is a function of the amount of deposits and borrowings outstanding during the same period and interest rates paid on such deposits and borrowings. The Company's earnings are also affected by the Bank's provisions for loan losses, service charges, fee income, gains from sales of loans, mortgage loan servicing fees, income from subsidiary activities, operating expenses and income taxes.

The August, 2004 acquisition of certain assets and liabilities of Sobieski Bank, as mentioned throughout the "Management Discussion and Analysis of Financial Condition and Results of Operations," has significantly impacted the balance sheet growth of the Company as compared to last year. It is expected that the acquisition will significantly increase revenues in 2005, particularly related to net interest income, service charges on deposit accounts and mortgage related noninterest income. Noninterest expenses are expected to also increase significantly, particularly related to salaries and employee benefits, occupancy and equipment and other expense. Although management expects this acquisition to be accretive to earnings next year, no assurance can be given that this will occur.


CRITICAL ACCOUNTING POLICIES

Certain of the Company's accounting policies are important to the portrayal of the Company's financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Estimates associated with these policies are susceptible to material changes as a result of changes in facts and circumstances. Facts and circumstances that could affect these judgments include, but are not limited to; changes in interest rates, in the performance of the economy or in the financial condition of borrowers. Management believes that its critical accounting policies include determining the allowance for loan losses, determining the fair value of securities available for sale and the valuation of mortgage servicing rights.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs, less recoveries. Management estimates the allowance for loan losses balance required by evaluating current economic conditions, changes in character and size of the loan portfolio,



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delinquencies  and  adequacy of loan  collateral  securing  loan  delinquencies, historical and estimated charge offs and other pertinent information derived from a review of the loan portfolio. Allocations of the allowance for loan losses may be made for specific loans, but the entire allowance for loan losses is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance for loan losses when management believes the loan balance is uncollectible.

A loan is impaired when the full payment of principal and interest is not expected to be paid in accordance with the original terms of the loan. Impairment is evaluated in total for small-balance loans of similar nature such as residential mortgage and consumer loans, and on an individual loan basis for commercial loans. If a loan is impaired, a portion of the allowance for loan losses is allocated so that the loan is reported on a net basis at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Fair Value of Securities Available for Sale: Securities available for sale are carried at fair value, with unrealized holding gains and losses reported separately in accumulated other comprehensive income (loss), net of tax. The Company obtains market values from a third party on a monthly basis in order to adjust the securities to fair value. As a result of changes in the fair market value of the Company's available for sale securities portfolio, other comprehensive (loss), net of tax, totaled $(326,000), $(272,000) and $(239,000) for 2004, 2003, and 2002, respectively. Additionally, securities available for sale are required to be written down to fair value when a decline in fair value is not temporary; therefore, future changes in the fair value of securities could have a significant impact on the Company's operating results. In determining whether a market value decline is other than temporary, management considers the reason for the decline, the extent of the decline and the duration of the decline. As of September 30, 2004, unrealized losses on equity securities (primarily floating rate government sponsored entity preferred stocks) totaled approximately $875,000. These losses have not been recognized into net income because the securities are of high credit quality (rated AA or higher), management has the intent and ability to hold the investments for the foreseeable future, and the decline in fair value is largely due to the historically low market interest rates at the time the Company's floating rate preferred stocks repriced. The fair value is expected to recover as the securities approach their repricing dates and market rates rise. Should our consideration of these factors change, the Company may be required to record unrealized losses on some or all of these investments in the income statement. Further, future changes in generally accepted accounting principles could require us to record unrealized losses on some or all of these investments in the income statement.

Mortgage Servicing Rights: Servicing rights represent both purchased rights and the allocated value of servicing rights retained on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, determined using prices for similar assets with similar characteristics or discounted cash flows using market based assumptions. Any impairment of a grouping is reported as a valuation allowance. Changes in interest rates and the level of refinance activity can have volatile effects on the carrying value of servicing rights. The Company obtains an outside appraisal on a quarterly basis from a national firm who specializes in mortgage servicing valuation. This valuation is used to evaluate the Company's mortgage servicing rights asset for impairment. As September 30, 2004, mortgage servicing rights had a carrying value of $2.09 million.


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COMPARISON OF FISCAL YEARS ENDED SEPTEMBER 30, 2004 AND 2003

RESULTS OF OPERATIONS

Consolidated net income for the Company for the year ended September 30, 2004 was $1.8 million or $1.30 diluted net income per common share compared to $2.4 million or $1.80 diluted net income per common share for the same period in 2003. The decrease in net income was primarily attributable to an increase in noninterest expense partially offset by an increase in net interest income, decreased provision for loan losses over last year and an increase in noninterest income.

Net interest income totaled $11.7 million for the year ended September 30, 2004 compared to $11.1 million for the same period one year ago. Interest income decreased $534,000 and interest expense decreased $1.1 million during the year ended September 30, 2004 compared to the same period in 2003. Although record low interest rates began to increase during the later half of the fiscal year, the Company experienced overall decreases in yield earned on interest bearing assets and rates paid on interest bearing liabilities as compared to the prior year due to downward repricing of these instruments. The yield on interest-earning assets decreased 28 basis points from 5.75% in 2003 to 5.47% in 2004. The average interest rate paid on interest-bearing liabilities decreased 40 basis points from 3.34% to 2.94% during the same period, and as a result, the interest rate spread increased 12 basis points from 2.41% to 2.53% in 2004.

The provision for loan losses is determined in conjunction with management's review and evaluation of current economic conditions, changes in the character and size of the loan portfolio, loan delinquencies (current status as well as past trends), adequacy of collateral securing impaired and delinquent loans, historical and estimated net charge-offs and other pertinent information. Based on the factors above, the provision for loan losses decreased from $1.1 million for the year ended September 30, 2003 to $800,000 for the year ended September 30, 2004. Net charge-offs totaled $1.1 million and $526,000 for the years ended September 30, 2003 and 2004 respectively. The Bank continues to improve its loan review and risk assessment procedures giving particular consideration to the risks related to the growing commercial loan portfolio and the risk of loss for $2.2 million of commercial loans classified as impaired at the end of this year. Impaired loans declined from $4.0 million last year due to charge offs and payments on those loans.

Noninterest income increased from $5.0 million for the twelve months ended September 30, 2003 to $5.7 million for the year ended September 30, 2004. Service charges on deposit accounts, trust fee income and insurance commissions reflected strong growth from 2003 to 2004, offset by the decrease in net gains on loans sold to secondary markets. Loans sold to the secondary market decreased by 59.3% between 2003 and 2004. In addition to the items above, the increase in noninterest income was affected by two additional items, mortgage servicing right impairment and subsequent recoveries and net losses on securities. For the year ended September 30, 2004, the mortgage servicing rights valuation recovery was $217,000 compared to the impairment charge of $576,000 last year. The impairment and recovery on mortgage servicing rights is related to the decline and subsequent recovery in the market value of servicing rights associated with MFB Financial's $207 million mortgage loan servicing portfolio. The loss on securities for the year of $109,000 is the result of a write down of equity securities held by MFB Corp. based on current estimates of fair value.

Noninterest expense increased from $11.9 million to $14.6 million for the comparable twelve month periods ending September 30. The significant growth in occupancy expense is related to the operation of three acquired branches, the opening of another branch and the expenses related to the acquisition of the new Corporate offices. Professional and consulting fees increased over the prior year due to two major projects and expenses related to the acquisition of certain assets and assumption of certain liabilities of Sobieski Bank. Management expects professional and consulting expenses related to the acquisition to decline significantly for the


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year  ended  September  30,  2005.  However,  consulting  related  expenses  for implementation of Sarbanes/Oxley Section 404 regulations are expected to increase significantly. The internal control reporting requirements mandated by
Section 404 are to be implemented by the Company by September 30, 2005. Other expense increased over last year due to increases in advertising, telephone, postage, insurance and foreclosure expenses. Other expenses also increased over last year due to $97,000 of amortization expense on intangible assets recorded in the acquisition. Amortization expense is expected to be $559,000 next year.

Income tax expense declined from $671,000 last year to $235,000 this year primarily due to decreased net income before tax. Federal income tax expense declined from $552,000 to $229,000 and state income tax expense declined from $119,000 to $6,000. The overall effective income tax expense rate declined from 21.9% last year to $11.6% this year primarily due to maintaining a comparable level of low income housing income tax credits on a reduced amount of taxable income.


BALANCE SHEET COMPOSITION

Cash and cash equivalents decreased $11.8 million from $40.4 million as of September 30, 2003 to $28.6 million as of September 30, 2004. Net cash used in investing activities of $27.3 million was offset by net cash provided by operating activities and financing activities amounting to $12.6 million and $3.0 million, respectively.

As of September 30, 2004, the total securities available for sale portfolio amounted to $66.0 million, an increase of $26.0 million from $40.0 million at September 30, 2003. Securities available for sale and FHLB stock of $35.9 million were part of the acquisition of certain assets from Sobieski Bank. The securities portfolio activity included security purchases of $11.0 million, security maturities and sales totaling $8.9 million, principal payments on mortgage-backed and related securities of $9.2 million, and a $700,000 decrease due to premium amortization and market value declines on securities available for sale.

As of September 30, 2004, loans receivable were $399.9 million, an increase of $81.7 million from $318.2 million as of September 30, 2003. Commercial loans outstanding increased by $30.2 million from $130.4 million at September 30, 2003 to $160.6 million at September 30, 2004. Consumer loan receivables, which include home equity term loans and lines of credit, increased $9.0 to $39.0 million while residential mortgage loans increased $42.5 million from $157.8 million to $200.3 million at September 30, 2004. As part of the Sobieski acquisition mentioned above, $40.2 million of mortgage loans, $9.3 million of commercial loans, and $4.7 million of consumer loans, were acquired. Diversification of the asset mix in the balance sheet will continue to be a focus to improve profit margins, control margin volatility and to appeal to a broader range of customers and potential customers. The Company continues to build on its reputation as a quality local lender satisfying the market's desire for local service and local decision making.

During the year ended September 30, 2004, the Company completed secondary market mortgage loan sales totaling $46.8 million, and the net gains realized on these loan sales were $1.0 million, including $581,000 related to recording mortgage loan servicing rights. Loan sales last year were $115.1 million, and the net gains realized on these loans sales were $3.4 million, including $1.3 million related to recording mortgage loan servicing rights. The loans sold during the year ended September 30, 2004 were primarily fixed rate mortgage loans with maturities of fifteen years or longer. The sale of mortgage loans serves as a source of additional liquidity and management anticipates that the Company will continue to deliver fixed rate loans to the secondary market to meet consumer demand, manage interest rate risk, and diversify the


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asset mix of the Company.  Adjustable  rate loans often  provide rates of return that are generally superior to other investments that carry similar terms to repricing. The Company anticipates that these loans will continue to be originated and retained in the Bank's portfolio. As part of its efforts to manage interest rate risk, the Company originated and held in its portfolio $4.8 million of fixed rate mortgage loans originated during 2004, with an interest rate of 6.00%. At September 30, 2004, $1.0 million of loans were classified as loans held for sale compared to $6.6 million at September 30, 2003. Mortgage loans serviced for others by the Company grew from $161.6 million last year to $206.5 million at the end of this year of which, $31.9 million were acquired in the acquisition.

The Company's allowance for loan losses at September 30, 2004 was $6.1 million or 1.52% of loans, comparable to the $5.2 million or 1.63% of loans at the end of last year. Loan loss reserves of $602,000 were acquired as part of the acquisition. The ratio of nonperforming assets to loans was 1.07% at September 30, 2004 compared to 1.43% at September 30, 2003. Based on the evaluation of many factors including current economic conditions, changes in the character and size of the loan portfolio, current and past delinquency trends and historical and estimated net charge-offs, the Company provided $800,000 to its allowance for loan losses during the year ended September 30, 2004 compared to $1.1 million for the prior year ended September 30, 2003. Net charge offs deducted from the allowance for loan losses were $526,000 for the year ended September 30, 2004 compared to $1.1 million last year. In management's opinion, the Company's allowance for loan losses at September 30, 2004 and loan loss provision for the year is appropriate in light of an improving loan portfolio offset by the allowance determined to be necessary for an additional $54.3 million in new loans from the acquisition.

Premises and equipment increased from $6.1 million at September 30, 2003 to $19.4 million at September 30, 2004 due to the purchase and remodeling of the Corporate headquarters, opening of an additional branch and the acquisition of fixed assets related to Sobieski Bank. On October 31, 2003, the Company completed the $7.3 million purchase of an existing building in Mishawaka, Indiana to serve as its new corporate headquarters. The Company presently occupies approximately 35% of that 120,000 square foot building and intends to lease the remaining space to tenants. Presently, tenants occupy approximately 15,000 square feet under leases that run through February 29, 2005. The location of the new headquarters building is expected to accelerate the growth, recognition and efficiency of the organization. Fixed assets of $3.4 million were added this year as a result of the Sobieski acquisition including three branch offices.

Goodwill and other intangible assets totaling $5.15 million were recorded at the acquisition date as a result of the purchase of certain assets and liabilities of Sobieski Bank. These intangibles represent the difference between the purchase price and the value of the assets purchased and the value of the liabilities assumed. At September 30, 2004 the balance of Goodwill was $2.36 million and the balance of the other intangible assets was $2.69 million. The
Company will assess goodwill for impairment at least annually. The other intangible assets included the identified value of the core deposits acquired and the value of customer relationships obtained in the acquisition. These two intangible assets are amortized to expense over a ten year period.

Total deposits increased $65.8 million to $357.9 million as of September 30, 2004 from $292.1 million as of September 30, 2003. Core deposits consisting of demand, NOW, savings and MMDA accounts increased from $133.8 million to $167.8 million from September 30, 2003 to September 30, 2004. As part of the assumption of certain liabilities of Sobieski Bank, MFB assumed $47.4 million in certificates of deposits and $21.8 million of core deposits. Federal



--------------------------------------------------------------------------------

Home Loan Bank ("FHLB") advances increased from $98.8 million as of September 30, 2003 to $133.4 million as of September 30, 2004. This increase was primarily due to the assumption of Sobieski Bank's FHLB advances totaling $35.7 million.

Total shareholders' equity increased from $34.3 million as of September 30, 2003 to $35.9 million as of September 30, 2004. The increases to equity resulted from net income of $1.8 million and $523,000 generated from the exercise of stock options, offset by cash dividend payments of $617,000, and a $326,000 adjustment to reflect the decrease in market value of securities available for sale. As discussed in Note 3 of the "Notes to Consolidated Financial Statements," the Company has continued to experience a significant decline in the value of two marketable equity securities due to the low rate environment. The book value of MFB Corp. common stock, based on the actual number of shares outstanding, increased from $26.60 at September 30, 2003 to $27.02 at September 30, 2004.


COMPARISON OF FISCAL YEARS ENDED SEPTEMBER 30, 2003 AND 2002

RESULTS OF OPERATIONS

Consolidated net income for the Company for the year ended September 30, 2003 was $2.4 million or $1.80 diluted net income per common share compared to $649,000 or $0.47 diluted net income per common share for the same period in 2002. The increase in net income was primarily attributable to a decreased provision for loan losses over the previous year and an increase in noninterest income offset by decreased net interest income and an increase in noninterest expense.

Net interest income totaled $11.1 million for the year ended September 30, 2003 compared to $12.4 million for the same period in 2002. Interest income decreased $2.9 million and interest expense decreased $1.6 million during the year ended September 30, 2003 compared to the same period in 2002. Despite increases in the volume of interest earning assets and interest bearing liabilities from 2002 to 2003, net interest income decreased as a result of the decline in the interest rates earned on interest earning assets exceeding the decline in interest rates paid on interest bearing liabilities. The yield on interest-earning assets decreased 79 basis points from 6.54% in 2002 to 5.75% in 2003. The average interest rate paid on interest-bearing liabilities decreased 46 basis points from 3.80% to 3.34% during the same period, and as a result, the interest rate spread decreased 32 basis points from 2.73% in 2002 to 2.41% in 2003. The rate paid on interest bearing deposits declined from 2.95% in 2002 to 2.30% in 2003. However, the rate paid on FHLB borrowings only declined from 5.68% to 5.64%.

The provision for loan losses decreased from $3.4 million for the year ended September 30, 2002 to $1.1 million for the year ended September 30, 2003. Net charge-offs totaled $2.9 million and $1.1 million for the years ended September 30, 2002 and 2003 respectively. For the year ended September 30, 2002, the provision was charged $1.25 million related to a commercial loan to a furniture manufacturing company. The provision was also charged $770,000 for increases in loss allocations on certain commercial loans from information obtained from a required periodic examination completed in August 2002 by the Office of Thrift Supervision (OTS). For the year ended September 30, 2003, the $1.1 million provision relates specifically to the factors above and $387,000 in charge offs on two loans exceeding specific reserves allocated to those loans. Impaired loans declined from $6.6 million at September 30, 2002 to $4.0 million at September 30, 2003 due to the loan charge offs above and an $850,000 reduction in the balance of one specific impaired loan from liquidation of collateral.

Noninterest income increased from $2.2 million for the twelve months ended September 30, 2002 to $5.0 million for the year ended September 30, 2003. Service charges on deposit accounts, trust fee income, insurance commissions and net gains from sale of loans reflected strong


--------------------------------------------------------------------------------
growth from 2002 to 2003. The decline in the overall interest rate environment resulted in a significant increase in mortgage loan originations and subsequent mortgage loan sales to the secondary market. Related to this, the rate decline also contributed to heavy mortgage refinancings leading to a significant increase in amortization of mortgage servicing rights which is netted against loan servicing fees. Other noninterest income increased primarily due to income earned from the purchase of two bank owned life insurance policies. In addition to the items above, the increase in noninterest income was affected by two additional items, mortgage servicing right impairment and net gain (loss) on securities. During the third quarter ended June 30, 2003, the Company recorded a $704,000 ($425,000 net of tax) impairment charge due to the decline in value of its approximate $161.6 million mortgage loan servicing portfolio. The value of mortgage servicing portfolios in the mortgage banking industry declined significantly from 2002 due to the record low interest rate environment. Due to a moderate increase in values, a $465,000 ($280,000 net of tax) impairment recovery was recorded during the fourth quarter ended September 30, 2003. During the year ended September 30, 2002, the Company recorded an $895,000 write down of a $1.0 million WorldCom, Inc. corporate note investment. That note was sold in October, 2002 for $160,000 netting a gain of $40,000.

Noninterest expense increased from $10.5 million to $11.9 million for the comparable twelve month periods ending September 30, 2002 and 2003. The significant growth in salaries and benefits is the result of continued staffing of several key positions in the organization designed to position the Bank for growth in the coming years, increases in mortgage commissions due to significantly higher mortgage origination volume and pension expense related to the termination of the Company's pension plan. Occupancy expense increased due to additional furniture and equipment purchases while data processing expense decreased due to the renegotiation of contracted information system services. Other expense increased from 2002 to 2003 due to increases in advertising, telephone, postage, business development, consulting and foreclosure expenses.


ASSET/LIABILITY MANAGEMENT

The Company is subject to interest rate risk to the extent that its interest-bearing liabilities, primarily deposits and Federal Home Loan Bank
(FHLB) advances, reprice more rapidly or at different rates than its interest-earning assets.

A key element of the Company's asset/liability plan is to protect net earnings by managing the maturity or repricing mismatch between its interest-earning assets and rate-sensitive liabilities. Historically, the Company has sought to reduce exposure to its earnings through the use of adjustable rate loans and through the sale of fixed rate loans in the secondary market, and by extending funding maturities through the use of FHLB advances.

As part of its efforts to monitor and manage interest rate risk, the Company uses the Net Portfolio Value ("NPV") methodology adopted by the Office of Thrift Supervision (OTS) as part of its capital regulations. In essence, this approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance-sheet contracts. The difference is the NPV which was 8.72% as of September 30, 2004, down slightly from 9.05% at September 30, 2003. Management and the Board of Directors review the OTS measurements on a quarterly basis to determine whether the Company's interest rate exposure is within the limits established by the Board of Directors in the Company's interest rate risk policy.

The Company's asset/liability management strategy dictates acceptable limits on the amounts of change in NPV given certain changes in interest rates. The tables presented here, as of September 30, 2004 and 2003, are an analysis of the Company's interest rate risk as measured by


--------------------------------------------------------------------------------
changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up 300 basis points and down 100 basis points (Due to the abnormally low interest rate environment at September 30, 2004 and 2003, data was not available from the OTS for the shift downward in rates by 200 and 300 basis points).

As illustrated in the September 30, 2004 table below, the Company's interest rate risk is sensitive to both rising and declining rates. The decline in NPV with a rate reduction is due to the change in value of fixed rate Federal Home Loan Bank borrowings that would occur. The decline in NPV with a rate increase is due to the relative volume of mortgage assets with fixed rate characteristics in the OTS model over the volume of liabilities with fixed rate characteristics.


                               September 30, 2004
                               ------------------
                              (Dollars in Thousands)

     Change in                                        NPV as % of Portfolio
  Interest Rates       Net Portfolio Value               Value of Assets
    In Basis      ------------------------------     ------------------------
     Points                                           NPV
(Rate Shock) (1)  $ Amount   $ Change   % Change     Ratio         Change (1)
---------------   --------   ---------  --------     -----         ----------
      +300        $36,125    $(12,586)    (26)%      6.80%          (192) bp
      +200         41,987      (6,725)    (14)       7.76            (96) bp
      +100         46,357      (2,355)     (5)       8.42            (30) bp
         0         48,712           -       -        8.72                  -
      (100)        47,138      (1,574)     (3)       8.37            (35) bp

(1) Expressed in basis points

Specifically, the September 30, 2004 table indicates that the Company's NPV was $48.7 million or 8.72% of the market value of portfolio assets. Based upon the assumptions utilized, an immediate 200 basis point increase in market interest rates would result in a $6.7 million or 14% decrease in the Company's NPV and would result in a 96 basis point decrease in the Company's NPV ratio to 7.76%. Also, an immediate 100 basis point decrease in market interest rates would result in a $1.6 million or 3% decrease in the Company's NPV, and a 35 basis point decrease in the Company's NPV ratio to 8.37%.

As illustrated in the September 30, 2003 table below, the Company's interest rate risk was sensitive to both a significant rise and a decline in rates for the same reasons as noted above.


                               September 30, 2003
                               ------------------
                              (Dollars in Thousands)

     Change in                                        NPV as % of Portfolio
  Interest Rates       Net Portfolio Value               Value of Assets
    In Basis      ------------------------------     ------------------------
     Points                                           NPV
(Rate Shock) (1)  $ Amount   $ Change   % Change     Ratio         Change (1)
---------------   --------   ---------  --------     -----         ----------
      +300        $37,705     $(2,940)     (7)%      8.74%           (31) bp
      +200         39,819        (826)     (2)       9.09               4 bp
      +100         40,966         321       1        9.23              18 bp
         0         40,645                            9.05
      (100)        38,193      (2,452)     (6)       8.43            (62) bp

(1) Expressed in basis points

Specifically, the September 30, 2003 table indicates that the Company's NPV was $40.6 million or 9.05% of the market value of portfolio assets. Based upon the assumptions utilized, an immediate 200 basis point increase in market interest rates would result in a $826,000 or 2.0%


--------------------------------------------------------------------------------
decline in the Company's NPV and would result in a 4 basis point increase in the Company's NPV ratio to 9.09%. Also, an immediate 100 basis point decrease in market interest rates would result in a $2.5 million or 6.0% decrease in the Company's NPV, and a 62 basis point decrease in the Company's NPV ratio to 8.43%.

In addition to monitoring selected measures of NPV, management also monitors effects on net interest income resulting from increases or decreases in rates. This process is used in conjunction with NPV measures to identify excessive interest rate risk. In managing its asset/liability mix, the Company, depending on the relationship between long and short term interest rates, market conditions and consumer preference, may place somewhat greater emphasis on maximizing its net interest margin than on strictly matching the interest rate sensitivity of its assets and liabilities. Management believes that the increased net income which may result from an acceptable mismatch in the actual maturity or repricing of its asset and liability portfolios can, during periods of declining or stable interest rates, provide sufficient returns to justify the increased exposure to sudden and unexpected increases in interest rates which may result from such a mismatch. Management believes that the Company's level of interest rate risk is acceptable under this approach as well.

In evaluating the Company's exposure to interest rate movements, certain shortcomings inherent in the method of analysis presented in the foregoing tables must be considered. For example, although certain assets and liabilities may have similar maturities or repricing periods, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in interest rates. Additionally, certain assets, such as adjustable rate mortgages (ARM's), have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a significant change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed above. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. The Company considers all of these factors in monitoring its exposure to interest rate risk.

The Board of Directors and management of the Company believe that certain factors afford the Company the ability to operate successfully despite its exposure to interest rate risk. The Company manages its interest rate risk by originating and retaining adjustable rate loans in its portfolio and by normally selling currently originated fixed rate one-to-four family real estate loans. Loans classified as held for sale as of September 30, 2004 totaled $1.0 million. The Company retains the servicing on loans sold in the secondary market and, at September 30, 2004, $206.5 million of such loans were being serviced for others.

The Company's investment strategy is to maintain a diversified portfolio of high quality investments that balances the goals of minimizing interest rate and credit risks while striving to maximize investment return and provide liquidity necessary to meet funding needs.

The Company offers a range of maturities on its deposit products at competitive rates and monitors the maturities on an ongoing basis. The Company's cost of interest-bearing funds has declined from 3.34% for the year ended September 30, 2003 to 2.94% for the year ended September 30, 2004. The Company has also experienced an increase in the percentage of low interest cost demand and saving deposits to total deposits which reduces its sensitivity to an increase in rates.

--------------------------------------------------------------------------------

AVERAGE BALANCE SHEETS

The following are the average balance sheets for the years ended September 30:

                                                                2004               2003            2002
                                                               Average            Average         Average
                                                             Outstanding        Outstanding     Outstanding
                                                               Balance            Balance         Balance
                                                               -------            -------         -------
                                                                               (In Thousands)
Assets:
Interest earning assets:
     Interest-bearing deposits                              $     21,210        $     30,856    $     22,797
     Mortgage-backed securities (1)                               18,741              25,852          26,261
     Other securities available for sale (1)                      24,235              24,412          30,216
     FHLB stock                                                    6,932               6,359           6,308
     Loans held for sale (2)                                       1,287               1,532             353
     Loans receivable (3)                                        343,545             316,223         314,210
                                                            ------------        ------------    ------------
         Total interest-earning assets                           415,950             405,234         400,145
Noninterest-earning assets, net
  of allowance for loan losses                                    29,116              21,643          17,675
                                                            ------------        ------------    ------------

         Total assets                                       $    445,066        $    426,877    $    417,820
                                                            ============        ============    ============

Liabilities and shareholders' equity:
Interest-bearing liabilities:
     Savings accounts                                       $     35,309        $     28,714    $     19,249
     NOW and money market accounts                                79,500              67,389          59,433
     Certificates of deposit                                     156,961             155,740         155,519
     Repurchase agreements                                             -                   -           9,988
     Other borrowings                                              1,078                 155               -
     FHLB advances                                               104,801             114,146         119,297
                                                            ------------        ------------    ------------
         Total interest-bearing liabilities                      377,649             366,144         363,486
Other liabilities                                                 31,974              27,129          19,020
                                                            ------------        ------------    ------------
              Total liabilities                                  409,623             393,273         382,506

Shareholders' equity:
     Common stock                                                 12,393              13,020          12,944
     Retained earnings                                            32,120              29,901          30,402
     Net unrealized gain (loss) on
       securities available for sale                                (812)               (419)           (196)
     Treasury stock                                               (8,258)             (8,898)         (7,836)
                                                            -------------       -------------   ------------
     Total shareholders' equity                                   35,443              33,604          35,314
                                                            ------------        ------------    ------------
     Total liabilities and
       shareholders' equity                                 $    445,066        $    426,877    $    417,820
                                                            ============        ============    ============

(1) Average outstanding balances reflect unrealized gain (loss) on securities available for sale.
(2) Average outstanding balances reflect unrealized loss on loans held for sale.
(3)  Total loans less deferred net loan fees and loans in process.


--------------------------------------------------------------------------------
                                        12

INTEREST RATE SPREAD

The following table sets forth the average effective interest rate earned by the Company on its consolidated loan and investment portfolios, the average effective cost of the Company's consolidated deposits, repurchase agreements and FHLB borrowings, the interest rate spread of the Company, and the net yield on average interest-earning assets for the periods presented. Average balances are based on daily average balances.


                                                    Year ended September 30,
                                                 2004        2003         2002
                                                 ----        ----         ----
Average interest rate earned on:
     Interest-bearing deposits                    0.82%       1.11%        1.88%
     Mortgage-backed securities (1)               3.21        2.22         4.39
     Other securities available for sale (1)      3.08        4.16         4.67
     FHLB stock                                   4.63        5.32         6.31
     Loans held for sale                          6.07        6.62         7.24
     Loans receivable                             6.07        6.62         7.24
         Total interest-earning assets            5.47        5.75         6.54

Average interest rate of:
     Savings accounts                              .62        0.95         1.12
     NOW and money market accounts                 .72        0.75         1.18
     Certificates of deposit                      2.94        3.22         3.85
     Repurchase agreements                           -           -         1.54
     FHLB advances                                5.38        5.64         5.68
     Other borrowings                             3.52        3.87            -
         Total interest-bearing liabilities       2.94        3.34         3.80

Interest rate spread (2)                          2.53        2.41         2.73
Net yield on interest-earning assets (3)          2.81        2.73         3.08

--------------------------------------------------------------------------------
(1)  Yield is based on amortized cost without  adjustment  for  unrealized  gain
     (loss) on securities available for sale.
(2) Interest rate spread is calculated by subtracting the average interest rate cost from the average interest rate earned for the period indicated.
(3) The net yield on average interest-earning assets is calculated by dividing net interest income by the average interest-earning assets for the period indicated.



--------------------------------------------------------------------------------

The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Company's consolidated interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (i.e., changes in rate multiplied by old volume) and (2) changes in volume (i.e., changes in volume multiplied by old rate). Changes not solely attributable to rate or volume have been allocated proportionately to the change due to volume and the change due to rate.



Year ending September 30, 2004
compared to year ended                                        Total Net         Due to          Due to
September 30, 2003                                             Change            Rate           Volume
                                                               ------            ----           ------
                                                                            (In Thousands)
Interest-earning assets:
     Interest-bearing deposits                               $       (167)   $        (76)    $        (91)
     Securities                                                        30             212             (182)
     Mortgage-backed securities                                      (269)           (270)               1
     FHLB stock                                                       (17)            (46)              29
     Loans held for sale                                              (23)             (8)             (15)
     Loans receivable                                                 (88)         (1,820)           1,732
                                                             -------------   -------------    ------------
         Total                                                       (534)         (2,008)           1,474
Interest-bearing liabilities:
     Savings accounts                                                 (53)           (107)              54
     NOW and money market accounts                                     67             (21)              88
     Certificates of deposit                                         (405)           (444)              39
     Repurchase agreements                                              -               -                -
     Other borrowings                                                  32              (1)              33
     FHLB advances                                                   (796)           (284)            (512)
                                                             -------------   -------------    -------------
         Total                                                     (1,155)           (857)            (298)
                                                             -------------   -------------    -------------
Change in net interest income                                $        621    $     (1,151)    $      1,772
                                                             ============    =============    ============


Year ending September 30, 2003
compared to year ended                                        Total Net         Due to          Due to
September 30, 2002                                             Change            Rate           Volume
                                                               ------            ----           ------
                                                                            (In Thousands)
Interest-earning assets:
     Interest-bearing deposits                               $        (88)   $       (210)    $        122
     Securities                                                      (403)           (146)            (257)
     Mortgage-backed securities                                      (569)           (559)             (10)
     FHLB stock                                                       (60)            (63)               3
     Loans held for sale                                               76              (2)              78
     Loans receivable                                              (1,818)         (1,962)             144
                                                             -------------   -------------    ------------
         Total                                                     (2,862)         (2,942)              80
Interest-bearing liabilities:
     Savings accounts                                                  57             (36)              93
     NOW and money market accounts                                   (192)           (277)              85
     Certificates of deposit                                         (964)           (973)               9
     Repurchase agreements                                           (154)              -             (154)
     Other borrowings                                                   6               -                6
     FHLB advances                                                   (337)            (47)            (290)
                                                             -------------   -------------    -------------
         Total                                                     (1,584)         (1,333)            (251)
                                                             -------------   -------------    -------------
Change in net interest income                                $     (1,278)   $     (1,609)    $        331
                                                             =============   =============    ============


-----------------------------------------------------------------------------------------------------------
                                                  14

LIQUIDITY AND CAPITAL RESOURCES

Liquidity relates primarily to the Company's ability to fund loan demand, meet deposit customers' withdrawal requirements and provide for operating expenses. Assets used to satisfy these needs consist of cash, deposits with other financial institutions, overnight interest-bearing deposits in other financial institutions and securities available for sale. These assets are commonly referred to as liquid assets.

Liquid assets were $96.1 million as of September 30, 2004 compared to $81.4 million as of September 30, 2003. The sale of fixed rate loans throughout the year, along with the growth in deposits and the maturity of securities available for sale has provided sources of additional liquidity. Management believes the Company's liquidity level as of September 30, 2004 is sufficient to meet anticipated liquidity needs.

The cash flow statements provide an indication of the Company's sources and uses of cash as well as an indication of the ability of the Company to maintain an adequate level of liquidity. A discussion of the changes in the cash flow statements for the years ended September 30, 2004, 2003 and 2002 follows.

During the year ended September 30, 2004, net cash and cash equivalents decreased $11.8 million from $40.4 million at September 30, 2003 to $28.6 million at September 30, 2004.

The Company experienced a net increase in cash from operating activities of $12.6 million during the year primarily attributable to net income of $1.8 million, adjustments for the provision for loan losses of $800,000, change in accrued expenses and other liabilities of $2.4 million, change in other assets of $1.1 million, and proceeds of $46.8 million realized from the sale of mortgage loans, offset by the origination of $40.7 million of loans held for sale. The Bank originates, sells and delivers its fixed rate, owner-occupied residential mortgage loans on either a "Best Efforts" delivery program basis or with FHLMC mandatory delivery programs. The "Best Efforts" program allows the Bank to commit loans for delivery to investors at prices that are determined prior to loan approval. In the event that loans are not closed and therefore not delivered, the Bank incurs no penalty. The strategy reduces interest rate risk exposure by minimizing the volume of loans closed and carried in the held for sale loan portfolio. Under the mandatory delivery programs, loans are committed to be delivered at predetermined prices and penalties could be assessed if delivery commitments are not met. Those loans held for sale originated at market that are not committed for delivery at time of origination are subject to market conditions at time of sale. Of the $1.0 million of loans held for sale at September 30, 2004, $800,000 were under the "Best Efforts" program and $200,000 were originated without predetermined scheduled delivery dates.

The $27.3 million decrease in cash used in investing activities for the year ended September 30, 2004 was primarily related to loan originations exceeding loan payments by $29.5 million and fixed asset acquisitions and purchases of $11.2 million, offset by principal payments and maturities of securities exceeding security purchases by $7.1 million and net cash acquired in the bank acquisition of $6.9 million.

Financing activities generated net cash of $2.9 million for the year ended September 30, 2004. The net cash was provided primarily from the proceeds from the borrowing by MFB Corp from a correspondent bank mentioned below, partially offset by decreases of $3.3 million in deposit cash flows. In August, 2004 MFB Corp. contributed $6.5 million of additional capital to the Bank



--------------------------------------------------------------------------------
in conjunction with MFB Financial's purchase of certain assets and liabilities of Sobieski Bank. The capital contribution was funded by a $6.5 million borrowing from MFB Corp's correspondent bank (see Note 8 of the Notes to the Consolidated Financial Statements). The proceeds were used by the Bank to bolster its capital ratios (see Note 11 of the Notes to the Consolidated Financial Statements), fund the net cash of $407,000 paid at the acquisition's closing and fund the various legal, accounting and regulatory expenses associated with the acquisition totaling approximately $440,000.


NEW ACCOUNTING PRONOUNCEMENTS

EITF Issue 03-1 entitled, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, contains accounting guidance regarding other-than-temporary impairment on securities that was to take effect for the quarter ended September 30, 2004. However, the effective date of portions of this guidance has been delayed, and more interpretive guidance is to be issued in the near future. The effect of this new and pending guidance on the Company's financial statements is not known, but it is possible this guidance could change management's assessment of other-than-temporary impairment in future periods. (See discussion in Note 3 of the Notes to Consolidated Financial Statements related to fair value of securities available for sale.)

On March 31, 2004, the FASB issued the Exposure Draft, Share-based payment, which is a proposed amendment to SFAS No. 123, "Accounting for Stock-based Compensation." In this draft, the FASB formally proposed to require companies to recognize the fair value of stock options and other stock-based compensation to employees for future reporting periods in the income statement based on their fair values. The final standard would be effective for public companies for interim or annual periods beginning after June 15, 2005. The Company is in the process of evaluating the impact of the exposure draft.


IMPACT OF INFLATION

The audited consolidated financial statements presented herein have been prepared in accordance with U.S generally accepted accounting principles. These principles require measurement of financial position and operating results in terms of historical dollars (except for securities available for sale which are reported at fair market value and loans held for sale which are reported at the lower of cost or estimated market value in the aggregate), without considering changes in the relative purchasing power of money over time due to inflation.

The primary assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates can be affected by inflation. However, they do not necessarily move in the same direction or with the same magnitude as the indexes that measure inflation.

In periods of rapidly changing interest rates, the liquidity and maturity structures of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels. For a discussion of the Company's continuing efforts to reduce its vulnerability to changes in interest rates, see "Asset/Liability Management."

The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of noninterest expense. Such expense items as employee compensation, employee benefits, and occupancy and equipment costs may be subject to increases as a result of inflation. Although difficult to measure, an additional effect of inflation is the possible increase in the dollar value of the collateral securing loans made by the Bank.


--------------------------------------------------------------------------------

FORWARD LOOKING STATEMENTS

When used in this filing and in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases, "anticipate," "would be," "will allow," "intends to," "will likely result," "are expected to," will continue," "is anticipated," "estimated," "project," or similar expressions are intended to identify, "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties, including but not limited to changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, changes in the position of banking regulators on the adequacy of our allowance for loan losses, changes in the fair value of securities available for sale, changes in the value of the Company's mortgage servicing rights, and competition, all or some of which could cause actual results to differ
materially  from  historical   earnings  and  those  presently   anticipated  or
projected.

The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and advise readers that various factors, including regional and national economic conditions, substantial changes in levels of market interest rates, credit and other risks of lending and investing activities, and competitive and regulatory factors, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected.

The Company does not undertake, and specifically disclaims any obligation, to update any forward looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.



--------------------------------------------------------------------------------

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



Board of Directors and Shareholders
MFB Corp.
Mishawaka, Indiana


We have audited the accompanying consolidated balance sheets of MFB Corp. and Subsidiary as of September 30, 2004 and 2003 and the related consolidated statements of income, shareholders' equity and cash flows for the years ended September 30, 2004, 2003 and 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MFB Corp. and Subsidiary as of September 30, 2004 and 2003, and the results of their operations and their cash flows for the years ended September 30, 2004, 2003 and 2002 in conformity with U.S. generally accepted accounting principles.




                                       Crowe Chizek and Company LLC

South Bend, Indiana
November 17, 2004



--------------------------------------------------------------------------------

                                         MFB CORP. AND SUBSIDIARY
                                        CONSOLIDATED BALANCE SHEETS
                                        September 30, 2004 and 2003
-------------------------------------------------------------------------------------------------------------------

                                                                                    2004                 2003
                                                                                    ----                 ----
ASSETS
Cash and due from financial institutions                                     $       9,524,380    $      13,881,081
Interest-bearing deposits in other financial
  institutions - short-term                                                         19,070,650           26,475,898
                                                                             -----------------    -----------------
     Total cash and cash equivalents                                                28,595,030           40,356,979

Securities available for sale                                                       66,021,011           40,028,743
Other Investments                                                                   12,628,329           10,019,782

Loans held for sale                                                                  1,033,800            6,625,540

Mortgage Loans                                                                     200,340,015          157,770,998
Commercial Loans                                                                   160,604,691          130,359,586
Consumer Loans                                                                      38,979,895           30,024,074
                                                                             -----------------    -----------------
     Loans receivable                                                              399,924,601          318,154,658
     Less:  allowance for loan losses                                               (6,074,134)          (5,198,137)
                                                                             ------------------   -----------------
       Loans receivable, net                                                       393,850,467          312,956,521
                                                                             -----------------    -----------------

Premises and equipment, net                                                         19,384,466            6,089,647
Mortgage servicing rights, net                                                       2,092,135            1,373,201
Cash surrender value of life insurance                                               5,706,756            5,217,387
Goodwill                                                                             2,362,836                    -
Other intangible assets                                                              2,692,900                    -
Other assets                                                                         6,854,706            5,955,850
                                                                             -----------------    -----------------
     Total assets                                                            $     541,222,436     $    428,623,650
                                                                             =================    =================

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
     Deposits
         Noninterest-bearing demand deposits                                 $      31,657,521    $      26,481,555
         Savings, NOW and MMDA deposits                                            136,099,148          107,340,694
         Time deposits                                                             190,135,947          158,283,602
                                                                             -----------------    -----------------
              Total deposits                                                       357,892,616          292,105,851
                                                                             -----------------    -----------------

     Federal Home Loan Bank advances                                               133,443,392           98,790,251
     Loans from correspondent banks                                                  6,500,000              300,000
      Accrued expenses and other liabilities                                         7,480,558            3,176,342
                                                                             -----------------    -----------------
         Total liabilities                                                         505,316,566          394,372,444
                                                                             -----------------    -----------------
Shareholders' equity
     Common stock, 5,000,000 shares authorized;
       shares issued: 1,689,417 - 2004 and 2003, shares outstanding:
       1,329,060 - 2004; 1,287,710 - 2003                                           12,486,314           12,560,058
     Retained earnings - substantially restricted                                   32,194,679           31,022,460
     Accumulated other comprehensive (loss),
       net of tax of $37,932 in 2004 and ($35,735) in 2003                            (791,717)            (466,113)
     Treasury stock, 360,357 common shares - 2004;
       401,707 common shares - 2003, at cost                                        (7,983,406)          (8,865,199)
                                                                             ------------------   ------------------
         Total shareholders' equity                                                 35,905,870           34,251,206
                                                                             -----------------    -----------------

              Total liabilities and shareholders' equity                     $     541,222,436    $     428,623,650
                                                                             =================    =================

--------------------------------------------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these consolidated financial statements.


                                                        19

                                          MFB CORP. AND SUBSIDIARY
                                      CONSOLIDATED STATEMENTS OF INCOME
                                Years ended September 30, 2004, 2003 and 2002

------------------------------------------------------------------------------------------------------------------

                                                                 2004                2003                2002
                                                                 ----                ----                ----
Interest income
     Loans receivable, including fees                       $    20,921,584     $    21,033,219    $     22,774,932
     Securities                                                   1,696,947           1,959,835           2,985,112
     Other interest-earning assets                                  173,736             332,949             428,318
                                                            ---------------     ---------------    ----------------
         Total interest income                                   22,792,267          23,326,003          26,188,362

Interest expense
     Deposits                                                     5,447,584           5,806,124           6,899,988
     Securities sold under agreements
               to repurchase                                              -                   -             153,509
     FHLB advances and other borrowings                           5,641,984           6,438,114           6,775,439
                                                            ---------------     ---------------    ----------------
         Total interest expense                                  11,089,568          12,244,238          13,828,936
                                                            ---------------     ---------------    ----------------

Net interest income                                              11,702,699          11,081,765          12,359,426

Provision for loan losses                                           800,000           1,110,000           3,369,431
                                                            ---------------     ---------------    ----------------

Net interest income after provision
  for loan losses                                                10,902,699           9,971,765           8,989,995

Noninterest income
     Service charges on deposit accounts                          3,030,459           1,623,611           1,048,718
     Trust fee income                                               494,922             463,561             297,727
     Insurance commissions                                          208,036             187,143             158,097
     Net realized gains from sales of loans                       1,032,362           3,395,381           1,578,045
     Loan servicing fees, net of amortization                        51,460            (602,609)            (83,752)
     Mortgage servicing right recovery (impairment)                 216,905            (576,376)                  -
     Net gain (loss) on securities available for sale              (109,253)             40,000            (933,958)
     Other                                                          755,497             450,081             104,414
                                                            ---------------     ---------------    -----------------
         Total noninterest income                                 5,680,388           4,980,792           2,169,291

Noninterest expense
     Salaries and employee benefits                               7,020,737           6,802,641           5,922,166
     Occupancy and equipment expense                              2,742,768           1,558,025           1,482,756
     Professional and consulting fees                             1,226,498             363,828             296,840
     Data processing expense                                        632,329             596,106             669,177
     Other expense                                                2,936,183           2,561,010           2,121,091
                                                            ---------------     ---------------    ----------------
         Total noninterest expense                               14,558,515          11,881,610          10,492,030
                                                            ---------------     ---------------    ----------------

Income before income taxes                                        2,024,572           3,070,947             667,256

Income tax expense                                                  234,923             671,163              18,719
                                                            ---------------     ---------------    ----------------
Net income                                                  $     1,789,649     $     2,399,784    $        648,537
                                                            ===============     ===============    ================

Basic earnings per common share                                   $    1.36           $    1.87           $    0.49
Diluted earnings per common share                                      1.30                1.80                0.47



---------------------------------------------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these consolidated financial statements.

                                                           20



                                           MFB CORP. AND SUBSIDIARY
                                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 Years ended September 30, 2004, 2003 and 2002
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                        Accumulated
                                                                                           Other
                                                                                       Comprehensive                      Total
                                                                          Retained    Income (Loss),     Treasury     Shareholders'
                                                        Common Stock      Earnings      Net of Tax         Stock         Equity
                                                        ------------      --------    - ----------         -----         ------
Balance at September 30, 2001                          $  13,023,255  $  29,088,683  $       45,036  $  (7,776,959) $  34,380,015
                                                        ------------   ------------   ------------    ------------   ------------

Purchase of 23,190 shares of treasury stock                                                               (506,881)      (506,881)
Stock option exercise-issuance of 16,700 shares
   of treasury stock                                        (199,642)                                      366,642        167,000
Tax benefit related to employee stock plan                    57,103                                                       57,103
Cash dividends declared - $.415 per share                                  (554,220)                                     (554,220)
Comprehensive income:
   Net income for the year end September 30, 2002                           648,537                                       648,537
   Other comprehensive income (loss)                                                       (239,117)                     (239,117)
                                                                                                                    --------------
     Total comprehensive income                                    -              -               -              -        409,420
                                                       -------------  -------------  --------------  -------------  -------------

Balance at September 30, 2002                             12,880,716     29,183,000        (194,081)    (7,917,198)    33,952,437
                                                       -------------  -------------  --------------  -------------  -------------


Purchase of 75,339 shares of treasury stock                                                             (1,676,634)    (1,676,634)
Stock option exercise-issuance of 33,000 shares
    of treasury stock                                       (350,508)             -               -        728,633        378,125
Tax benefit related to employee stock plan                    29,850              -               -              -         29,850
Cash dividends declared - $.435 per share                          -       (560,324)              -              -       (560,324)
Comprehensive income:
   Net income for the year end September 30, 2003                  -      2,399,784               -              -      2,399,784
   Other comprehensive income (loss)                               -              -        (272,032)             -       (272,032)
                                                                                                                    --------------
     Total comprehensive income                                    -              -               -              -      2,127,752
                                                       -------------  -------------  --------------  -------------  -------------

Balance at September 30, 2003                          $  12,560,058  $  31,022,460  $     (466,113) $  (8,865,199) $  34,251,206
                                                       =============  =============  =============== ============== =============


---------------------------------------------------------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these consolidated financial statements.


                                                        21


                                           MFB CORP. AND SUBSIDIARY
                                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 Years ended September 30, 2004, 2003 and 2002
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                        Accumulated
                                                                                            Other
                                                                                        Comprehensive                      Total
                                                                           Retained     Income (Loss)     Treasury     Shareholders'
                                                         Common Stock      Earnings      Net of Tax         Stock         Equity
                                                         ------------      --------      ----------         -----         ------

Balance at September 30, 2003                           $  12,560,058  $  31,022,460  $     (466,113) $  (8,865,199) $  34,251,206

Stock option exercise-issuance of 41,350 shares
    of treasury stock                                        (359,104)             -               -        881,793        522,689
Tax benefit related to employee stock plan                    285,360              -               -              -        285,360
Cash dividends declared - $.47 per share                            -       (617,430)              -              -       (617,430)
Comprehensive income:
   Net income for the year end September 30, 2004                   -      1,789,649               -              -      1,789,649
   Other comprehensive income (loss)                                -              -        (325,604)             -       (325,604)
                                                                                                                     --------------
     Total comprehensive income                                     -              -               -              -      1,464,045
                                                        -------------  -------------  --------------  -------------  -------------

Balance at September 30, 2004                           $  12,486,314  $  32,194,679  $     (791,717) $  (7,983,406) $  35,905,870
                                                        =============  =============  =============== ============== =============



----------------------------------------------------------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these consolidated financial statements.

                                                        22

                                          MFB CORP. AND SUBSIDIARY
                                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                Years ended September 30, 2004, 2003 and 2002

--------------------------------------------------------------------------------------------------------------------

                                                                   2004               2003                2002
                                                                   ----               ----                ----
Cash flows from operating activities
     Net income                                             $     1,789,649     $     2,399,784    $        648,537
     Adjustments to reconcile net income
       to net cash from operating activities
         Depreciation and amortization, net of
           accretion                                              1,278,662           1,343,323           1,207,633
         Provision for loan losses                                  800,000           1,110,000           3,369,431
         Net (gains) losses on securities available for sale        109,253             (40,000)            933,958
         Net realized gains from sales of loans                  (1,032,362)         (3,395,381)         (1,578,045)
         Amortization of mortgage servicing rights                  388,580             996,128             365,993
         Accretion of intangible assets
              and purchase adjustments                             (133,391)                  -                   -
         Origination of loans held for sale                     (40,741,232)       (103,572,557)        (76,592,582)
         Impairment (recovery) of mortgage
              servicing rights                                     (216,905)            576,376                   -
         Proceeds from sales of loans held for sale              46,784,299         115,074,018          73,926,222
         Loss on sales of fixed assets                               46,165                   -                   -
         Equity in loss of investment in limited
           partnership                                              220,253             165,571             163,495
         Appreciation in cash surrender value of
                 life insurance                                    (230,080)           (217,387)                  -
         Net change in:
              Accrued interest receivable                            87,453             244,558               8,095
              Other assets                                        1,074,707             111,208          (2,021,347)
              Accrued expenses and other liabilities              2,392,077            (218,535)          1,022,653
                                                            ---------------     ----------------   ----------------
                  Net cash from operating activities             12,617,128            14,577,106         1,454,043

Cash flows from investing activities
     Net change in interest-bearing time
       deposits in other financial institutions                    (500,000)           (501,160)          1,000,000
     Net change in loans receivable                             (29,469,712)        (12,474,759)         (7,636,389)
         Net cash received in acquisition                         6,873,938                   -                   -
     Proceeds from:
         Sales of securities available for sale                           -             160,000           5,311,521
         Principal payments of mortgage-backed
           and related securities                                 9,212,720          34,371,588          21,451,698
         Maturities and calls of securities available
           for sale                                               8,944,482           5,000,000          21,794,846
         Sales of fixed assets                                      318,039                   -                   -
     Purchase of:
         Securities available for sale                          (11,049,719)        (27,152,202)        (56,127,721)
         Life Insurance                                            (170,545)         (5,000,000)                  -
         Premises and equipment, net                            (11,180,184)         (1,527,053)           (516,062)
     Stock dividend paid by FHLB                                   (312,300)           (163,000)                  -
                                                            ---------------     ----------------   ----------------
Net cash used in investing activities                       $   (27,333,281)    $    (7,286,586)   $    (14,722,107)


---------------------------------------------------------------------------------------------------------------------
                                                         Continued

                                                             23

                            MFB CORP. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended September 30, 2004, 2003 and 2002



Cash flows from financing activities
     Purchase of treasury stock                             $             -     $    (1,676,634)   $       (506,881)
     Net change in deposits                                      (3,292,653)         27,728,373          19,198,225
     Net change in securities sold under
       agreements to repurchase                                           -                   -         (11,021,511)
     Proceeds from FHLB borrowings                               38,000,000                   -                   -
     Repayment of FHLB borrowings                               (38,929,859)        (20,424,864)           (469,870)
     Proceeds from other borrowings                               6,500,000             300,000                   -
     Repayment of other borrowings                                 (300,000)                  -                   -
     Proceeds from exercise of stock options                        522,689             378,125             167,000
     Net change in advances from
       borrowers for taxes and insurance                          1,071,457            (260,488)           (185,696)
     Cash dividends paid                                           (617,430)           (560,324)           (554,220)
                                                            ---------------     ----------------   ----------------
         Net cash from financing activities                       2,954,204           5,484,188           6,627,047
                                                            ---------------     ----------------   ----------------

Net change in cash and cash equivalents                         (11,761,949)         12,774,708          (6,641,017)

Cash and cash equivalents at beginning of year                   40,356,979          27,582,271          34,223,288
                                                            ---------------     ----------------   ----------------

Cash and cash equivalents at end of year                    $    28,595,030     $    40,356,979    $     27,582,271
                                                            ===============     ===============    ================

Supplemental disclosures of cash flow information
    Cash paid during the year for:
         Interest                                           $    10,834,701     $    11,782,216    $     13,598,405
         Income taxes                                               670,000             400,000             811,500

Supplemental schedule of noncash investing activities:
     Transfer from:
         Loans receivable to loans held for sale            $             -     $     9,656,411    $              -

         Loans receivable to real estate owned              $     1,346,757     $     1,020,835    $        348,320



--------------------------------------------------------------------------------------------------------------------
                                                         (Continued)

                                                              24

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of MFB Corp., and its wholly-owned subsidiary MFB Financial (the "Bank"), a federal stock savings bank, and the wholly-owned subsidiaries of the Bank, Mishawaka Financial Services, Inc., MFB Investments I, Inc., MFB Investments II, Inc. and MFB Investments, LP (together referred to as "the Company"). Mishawaka Financial Services, Inc. is engaged in the sale of general property, casualty, life and health insurance to customers in the Bank's market area. MFB Investments I, Inc., MFB Investments II, Inc. and MFB Investments, LP are Nevada corporations and a Nevada limited partnership that manage a portion of the Bank's investment portfolio. All significant intercompany transactions and balances are eliminated in consolidation.

Nature of Business and Concentrations of Credit Risk: The primary source of income for the Company results from granting commercial, consumer and residential real estate loans in St. Joseph and Elkhart counties and the surrounding area. The Company operates primarily in the banking industry which accounts for more than 95% of its revenues, operating income and assets.

Use of Estimates In Preparing Financial Statements: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period, as well as the disclosures provided. Areas involving the use of estimates and assumptions in the accompanying financial statements include the allowance for loan losses, fair values of securities and other financial instruments, determination and carrying value of loans held for sale, determination and carrying value of impaired loans, the value of mortgage servicing rights, the value of investments in limited partnerships, the value of stock options, the realization of deferred tax assets, the purchase accounting valuations for assets and liabilities acquired and the determination of depreciation of premises and equipment recognized in the Company's financial statements. Actual results could differ from those estimates. Estimates associated with the allowance for loan losses, and the fair values of securities and other financial instruments and mortgage servicing rights are particularly susceptible to material change in the near term.

Cash and Cash Equivalents: For purposes of reporting cash flows, cash and cash equivalents is defined to include the Company's cash on hand, due from financial institutions and short-term interest-bearing deposits in other financial institutions. The Company reports net cash flows for customer loan transactions, deposit transactions, short term borrowings having an original maturity of 90 days or less, advances from borrowers for taxes and insurance, and interest-bearing time deposits in other financial institutions.

--------------------------------------------------------------------------------

                                   (Continued)

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported separately in accumulated other comprehensive income loss), net of tax. Securities are written down to fair value when a decline in fair value is not temporary.

Gains and losses on the sale of securities are determined using the specific identification method based on amortized cost and are reflected in results of operations at the time of sale. Interest and dividend income, adjusted by amortization of purchase premium or discount over the estimated life of the security using the level yield method, is included in earnings.

Mortgage Banking Activities: Mortgage loans originated and intended for sale in the secondary market are reported as loans held for sale and are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized in a valuation allowance by charges to income.

Servicing rights are recognized as assets for purchased rights and for the allocated value of retained servicing rights on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Any impairment is reported as a valuation allowance.

Loans Receivable: Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans. Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the interest method.

Because some loans may not be repaid in full, an allowance for loan losses is recorded. An allowance for loan losses is a valuation allowance for probable incurred credit losses. The allowance for loan losses is increased by a provision for loan losses charged to expense and decreased by charge-offs (net of recoveries). Estimating the risk of loss and the amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover losses that are currently anticipated. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, periodic, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. While management may periodically allocate portions of the allowance for specific problem loan situations, the whole allowance is available for any loan charge-offs that occur. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

--------------------------------------------------------------------------------

                                   (Continued)

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

Smaller-balance homogeneous loans are evaluated for impairment in total. Such loans include residential first mortgage loans secured by one-to-four family residences, residential construction loans, automobile, manufactured homes, home equity and second mortgage loans. Commercial loans and mortgage loans secured by other properties are evaluated individually for impairment. Loans are considered impaired if full principal or interest payments are not anticipated in accordance with the contractual loan terms. Impaired loans are carried at the present value of expected future cash flows discounted at the loan's effective interest rate, or at the fair value of the collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to impaired loans if the value of such loans is deemed to be less than the unpaid balance. If these allocations cause the allowance for loan losses to require an increase, such increase is reported as a component of the provision for loan losses.

Interest income on loans is accrued over the term of the loans based upon the principal outstanding. The accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower has the ability to make contractual interest and principal payments, in which case the loan is returned to accrual status.

Foreclosed Real Estate: Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at the lower of carrying amount or fair value at the date of acquisition, establishing a new cost basis. Any reduction to fair value from the carrying amount of the related loan at the time of acquisition is accounted for as a loan loss and charged against the allowance for loan losses. Valuations are periodically performed by management and valuation allowances are adjusted through a charge to income for changes in fair value or estimated selling costs.

Income Taxes: Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through income tax expense. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Premises and Equipment: Land is carried at cost. Buildings and improvements and furniture and equipment are carried at cost, less accumulated depreciation and amortization computed principally by using the straight-line method over the estimated useful lives of the assets. Useful life of buildings and improvements is 39 years and the range for furniture and equipment is 3 years to 15 years. These assets are reviewed for impairment when events indicate the carrying amount is significantly less than the fair value.

Employee Stock Ownership Plan (ESOP): The Company accounts for its ESOP under AICPA Statement of Position (SOP) 93-6. The cost of shares issued to the ESOP, but not yet allocated to participants, are presented as a reduction of shareholders' equity. Compensation expense is recorded based on the average market price of the shares committed to be released for allocation to participant accounts. The difference between the market price and the cost of shares


--------------------------------------------------------------------------------

                                   (Continued)

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

committed to be released is recorded as an adjustment to common stock. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unearned ESOP shares are reflected as a reduction of debt and accrued interest.

Financial Instruments with Off-Balance-Sheet Risk: The Company, in the normal course of business, makes commitments to make loans which are not reflected in the consolidated financial statements. A summary of these commitments is disclosed in Note 13.

Goodwill and Other intangible Assets: Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

Other intangible assets consist of core deposit intangible assets and acquired customer relationship intangible assets arising from the acquisition of certain assets and assumption of certain liabilities previously discussed. They are initially measured at fair value and then are amortized on an accelerated method over their estimated useful lives.

Investments  in  Limited  Partnerships:   Investments  in  limited  partnerships
represent the Company's investments in affordable housing projects for the primary purpose of available tax benefits. The Company is a limited partner in these investments and as such, the Company is not involved in the management or operation of such investments. These investments are accounted for using the equity method of accounting. Under the equity method of accounting, the Company records its share of the partnership's earnings or losses in its income statement and adjusts the carrying amount of the investments on the balance sheet. These investments are reviewed for impairment when events indicate their carrying amounts may not be recoverable from future undiscounted cash flows. If impaired, the investments are reported at discounted amounts.

Cash Surrender Value of Life Insurance: The Company has purchased life insurance policies on certain key executives. Company owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

Earnings Per Common Share: Basic earnings per common share is based on the net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share shows the dilutive effective of additional potential common shares issuable under stock option plans.

Stock-Based Compensation: Compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect of net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation.


--------------------------------------------------------------------------------

                                   (Continued)

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

                                             2004          2003          2002
                                             ----          ----          ----

Net income as reported                    $1,789,649    $2,399,784   $   648,537

Less: Stock-based compensation
expense determined under fair value
based method                                 223,176       198,346       159,852
                                          ----------    ----------   -----------


Proforma net income                       $1,566,473    $2,201,438   $   488,685
                                          ==========    ==========   ===========

Basic earnings per share as reported      $  1.36       $   1.87     $  0.49
Pro forma basic earnings per share           1.19           1.71        0.37

Diluted earnings per share as reported    $  1.30       $   1.80     $  0.47
Pro forma diluted earnings per share         1.14           1.65        0.36


The fair values for the options granted during the year were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                                    2004      2003         2002
                                                    ----      ----         ----

     Risk-free interest rate                       4.11%       3.72%       4.83%
     Expected dividend rate                        1.44        1.82        2.06
     Stock price volatility                       24.53       23.23       14.41
     Estimated Life                               8 yrs       8 yrs       8 yrs

In future years, as additional options are granted, the proforma effect on net income and earnings per share may increase. Stock options are used to reward directors and certain executive officers and provide them with an additional equity interest. Options are issued for ten year periods and have varying vesting schedules.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes the net change in net unrealized gains and losses on securities available for sale, net of reclassification adjustments and tax effects, and is also recognized as a separate component of shareholders' equity.

Segments: MFB Corp. and its subsidiary, MFB Financial and its subsidiary Mishawaka Financial Services, Inc. provide a broad range of financial services to individuals and companies in Mishawaka and the surrounding area. These services include demand, time and savings deposits; lending; insurance; trust and other financial services. While the Company's management monitors the revenue streams of the various Company products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the Company's banking operations are considered by management to be aggregated in one reportable operating segment.

Restriction on Cash: Cash on hand or on deposit with correspondent banks of $5.3 million and $3.8 million, respectively, was required to meet regulatory reserve and clearing requirements at year end 2004 and 2003.

--------------------------------------------------------------------------------

                                   (Continued)

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

Reclassifications: Some items in the prior consolidated financial statements have been reclassified to conform with the current presentation.






















--------------------------------------------------------------------------------

                                   (Continued)


                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 2 - EARNINGS PER COMMON SHARE

A reconciliation of the numerators and denominators used in the computation of the basic earnings per common share and diluted earnings per common share is presented below:

                                                                           Year ended September 30,
                                                                    2004              2003               2002
                                                                    ----              ----               ----
Basic Earnings Per Common Share
     Numerator
         Net income                                            $    1,789,649     $    2,399,784    $       648,537
                                                               ==============     ==============    ===============
     Denominator

         Weighted average common shares
           outstanding for basic earnings per
           common share                                             1,316,115          1,285,661          1,334,260
                                                               ==============     ==============    ===============

     Basic earnings per common share                           $         1.36     $         1.87    $          0.49
                                                               ==============     ==============    ===============

Diluted Earnings Per Common Share
     Numerator
         Net income                                            $    1,789,649     $    2,399,784    $       648,537
                                                               ==============     ==============    ===============
     Denominator
         Weighted average common shares
           outstanding for basic earnings per
           common share                                             1,316,115          1,285,661          1,334,260
         Add:  Dilutive effects of assumed
           exercises of stock options                                  59,885             44,808             39,617
                                                               --------------     --------------    ---------------
         Weighted average common shares
           and dilutive potential common
           shares outstanding                                       1,376,000          1,330,469          1,373,877
                                                               ==============     ==============    ===============

     Diluted earnings per common share                         $         1.30     $         1.80    $          0.47
                                                               ==============     ==============    ===============


Stock options for 5,000, -0-, and 42,500 shares of common stock were not considered in computing diluted earnings per common share for the years ended
September 30, 2004, 2003 and 2002 because they were antidilutive.
--------------------------------------------------------------------------------

                                   (Continued)

                                       31

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 3 - SECURITIES

The amortized cost and fair value of securities available for sale are as follows:

                                           -------------------------September 30, 2004--------------------------
                                                                    ------------------
                                                                    Gross            Gross
                                               Amortized         Unrealized       Unrealized            Fair
                                                 Cost               Gains           Losses              Value
                                                 ----               -----           ------              -----
Debt securities
     U.S. Government
       and federal agencies                $      9,303,466    $     54,182     $      (6,017)   $     9,351,631
     Municipal bonds                                343,334          13,176                 -            356,510
     Mortgage-backed                             45,266,242         232,176           (93,096)        45,405,322
     Corporate notes                              7,733,879         131,603          (210,809)         7,654,673
                                           ----------------    ------------     --------------   ---------------
                                                 62,646,921         431,137          (309,922)        62,768,136
Marketable equity securities                      4,127,875               -          (875,000)         3,252,875
                                           ----------------    ------------     --------------   ---------------

                                           $     66,774,796    $    431,137     $  (1,184,922)   $    66,021,011
                                           ================    ============     ==============   ===============


                                           -------------------------September 30, 2003--------------------------
                                                                    ------------------
                                                                    Gross            Gross
                                               Amortized         Unrealized       Unrealized            Fair
                                                 Cost               Gains           Losses              Value
                                                 ----               -----           ------              -----
Debt securities
     U.S. Government
       and federal agencies                $      9,368,820    $    194,081     $           -    $     9,562,901
     Municipal bonds                                346,124          22,772                 -            368,896
     Mortgage-backed                             16,807,629          67,861          (106,398)        16,769,092
     Corporate notes                              9,770,890         196,087          (480,548)         9,486,429
                                           ----------------    ------------     --------------   ---------------
                                                 36,293,463         480,801          (586,946)        36,187,318
Marketable equity securities                      4,237,128               -          (395,703)         3,841,425
                                           ----------------    ------------     --------------   ---------------

                                           $     40,530,591    $    480,801     $    (982,649)   $    40,028,743
                                           ================    ============     ==============   ===============


-----------------------------------------------------------------------------------------------------------------

                                                   (Continued)

                                                       32

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 3 - SECURITIES (Continued)

Securities with unrealized losses at year-end 2004, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

                                            Less than 12 Months              12 Months or More                   Total
                                            -------------------              -----------------                   -----
                                           Fair          Unrealized         Fair      Unrealized            Fair     Unrealized
                                           Value           Loss             Value        Loss              Value         Loss
                                           -----           ----             -----        ----              -----         ----
Debt securities
      U.S. Government and               $ 2,852,257      $  (6,017)    $          -  $          -     $   2,852,257  $    (6,017)
         federal agencies
      Mortgage-backed                    12,964,402        (52,988)       3,873,878       (40,108)       16,838,280      (93,096)
      Corporate notes                       984,855        (15,145)       4,768,560      (195,664)        5,753,415     (210,809)

                                        -----------      ---------     ------------  ------------     -------------  -----------

                                         16,801,514        (74,150)       8,642,438      (235,772)       25,443,952     (309,922)
Marketable equity securities                      -              -        3,125,000      (875,000)        3,125,000     (875,000)
                                        -----------      ---------     ------------  ------------     -------------  -----------
         Total                          $16,801,514      $ (74,150)    $ 11,767,438  $ (1,110,772)    $  28,568,952  $(1,184,922)
                                        ===========      =========     ============  ============     =============  ===========

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Of the total gross unrealized losses of $1,185,000, $875,000 relates to the reduced value of floating rate preferred stocks of government sponsored agencies. This decline in value is primarily attributable to the current level of interest rates, and the timing of scheduled coupon adjustments, which occur every one to two years. Such adjustments resulted in coupons being set at a level lower than today's market. Credit issues are not considered to be a significant factor relative to the current unrealized losses. As the level of interest rates rise, and coupons are adjusted, the value of the preferred stock issues is expected to increase. Based on current interest rate forecasts and the resulting estimates of recovery obtained by the Company from outside experts, management currently expects recovery of the unrealized losses.

Related to the unrealized losses for debt securities classified as corporate notes, $167,000 of unrealized losses is attributable to a trust preferred bond issued by a regional banking organization. This unrealized loss is primarily attributable to the low interest rate environment, and the variable interest rate structure of the bond. Such interest rate adjustments resulted in coupons being set at a level lower than today's market. As interest rates rise and the bonds coupon rate increases, management anticipates recovery of the unrealized losses. Management has the ability to hold this bond to maturity, at which time the face value of the bond would be realized. Credit issues are not considered to be a significant factor relative to the current unrealized losses.

The amortized cost and fair value of debt securities by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

--------------------------------------------------------------------------------

                                   (Continued)

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

                                                    September 30, 2004
                                                    ------------------
                                                Amortized            Fair
                                                  Cost               Value
                                                  ----               -----

     Due in one year or less               $      4,439,269    $     4,525,933
     Due after one year through
       five years                                11,723,023         11,646,690
     Due after five years through
       ten years                                    224,654            224,561
     Due after ten years                            993,733            965,630
                                           ----------------    ---------------
                                                 17,380,679         17,362,814
     Mortgage-backed securities                  45,266,242         45,405,322
                                           ----------------    ---------------

                                           $     62,646,921    $    62,768,136
                                           ================    ===============

Proceeds from sales of securities available for sale were $-0- during the year ended September 30, 2004. A $109,253 write down on a corporate stock held by MFB Corp. was recorded based on current estimates of fair value for the year ended September 30, 2004.

Proceeds from sales and liquidation of securities available for sale were $160,000 during the year ended September 30, 2003. Gross gains of $40,000 and gross losses of $-0- were realized on these sales.

Proceeds from sales of securities available for sale were $5,311,521 during the year ended September 30, 2002. Gross gains of $130,287 and gross losses of $168,766 were realized on these sales. The company recorded an $895,479 write down on a $1.0 million WorldCom, Inc. corporate note investment during its fiscal third quarter, 2002. The sale of this investment accounted for the $160,000 in proceeds and $40,000 gain for the year ended September 30, 2003.



--------------------------------------------------------------------------------

                                   (Continued)


                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 4 - LOANS RECEIVABLE

Loans receivable, at September 30 are summarized as follows:

                                                                                    2004                 2003
                                                                                    ----                 ----
Residential mortgage loans:
         Secured by one-to-four family residences                            $     176,816,762    $     129,472,398
         Construction loans                                                         20,259,466           22,066,066
         Other                                                                       3,898,833            6,727,880
                                                                             -----------------    -----------------
                                                                                   200,975,061          158,266,344
         Less:
           Net deferred loan origination fees                                         (496,427)            (557,611)
           Undisbursed portion of construction and
                other mortgage loans                                                  (138,619)              62,265
                                                                             ------------------   -----------------
              Total residential mortgage loans                                     200,340,015          157,770,998

Commercial
         Commercial real estate                                                     99,198,554           80,913,758
         Commercial                                                                 61,752,718           49,709,400
                                                                             -----------------    -----------------
                                                                                   160,951,272          130,623,158
         Less: net deferred loan origination fees                                     (346,581)            (263,572)
                                                                             -----------------    -----------------
               Total commercial loans                                              160,604,691          130,359,586

Consumer loans:
         Home equity and second mortgage                                            32,006,458           24,534,708
         Other                                                                       6,973,437            5,489,366
                                                                             -----------------    -----------------
              Total consumer loans                                                  38,979,895           30,024,074

         Total Loans Receivable                                              $     399,924,601    $     318,154,658
                                                                             =================    =================




Activity in the allowance for loan losses is summarized as follows for the years ended September 30:

                                                               2004                2003                 2002
                                                               ----                ----                 ----
     Balance at beginning of year                          $    5,198,137    $       5,143,005    $       4,631,981
     Provision for loan losses                                    800,000            1,110,000            3,369,431
     Acquired allowance for loan losses                           602,467                    -                    -
     Charge-offs                                                 (543,734)          (1,388,152)          (2,872,683)
     Recoveries                                                    17,264              333,284               14,276
                                                           --------------    -----------------    -----------------

     Balance at end of year                                $    6,074,134    $       5,198,137    $       5,143,005
                                                           ==============    =================    =================

--------------------------------------------------------------------------------

                                   (Continued)

                                       35

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 4 - LOANS RECEIVABLE (Continued)

Impaired loans were as follows:
                                                                                     2004                2003
                                                                                     ----                ----
     Year-end loans with no allocated allowance
       for loan losses                                                          $           -      $          -
     Year-end loans with allocated allowance
       for loan losses                                                                2,217,000           4,027,000
                                                                                ---------------    ----------------
         Total                                                                  $     2,217,000    $      4,027,000
                                                                                ===============    ================

     Amount of the allowance for loan
       losses allocated                                                         $       995,000    $      1,370,000

     Average of impaired loans during the year                                        2,506,000           5,233,000

     Interest income recognized during impairment                                        82,000              82,000
     Cash-basis interest income recognized during
       impairment                                                                        73,000              66,000


The average balance of impaired loans in 2002 was $8,070,000 and there was $227,000 interest income and $226,000 cash-basis interest income recognized during impairment.

Nonperforming loans were as follows at year end.
                                                                                      2004               2003
                                                                                      ----               ----
     Loans past due over 90 days still on accrual status                        $           -      $          -
     Non-accrual loans                                                                2,719,000           3,845,000
                                                                                ---------------    ----------------
       Total nonperforming loans                                                $     2,719,000    $      3,845,000
                                                                                ===============    ================

A total of $1.4 million and $3.6 million of the impaired loans were non-accrual loans as of September 30, 2004 and 2003.

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The Company is subject to certain recourse obligations on the loans serviced for Telebank. The unpaid principal balances of mortgage loans serviced for others at September 30, 2004 and 2003 are summarized as follows:

                                                                                      2004                 2003
                                                                                      ----                 ----
     Mortgage loan portfolios serviced for:
         Federal Home Loan Mortgage Corporation                                 $   197,860,783    $    150,542,108
         Fannie Mae Corporation                                                       2,303,866           4,532,304
         Merchants Bank                                                               1,290,447           1,637,562
         Telebank                                                                       956,407           1,009,175
         Hanover Capital Mortgage Holdings, Inc.                                        495,090             775,670
         LaSalle Bank, FSB                                                              867,408           1,088,242
         Citizens Bank                                                                  691,911             861,611
         Federal Home Loan Bank of Indianapolis                                       1,090,545           1,118,750
         Bank Mutual                                                                    975,002                   -
                                                                                ---------------    ----------------
                                                                                $   206,531,459    $    161,565,422
                                                                                ===============    ================


---------------------------------------------------------------------------------------------------------------------

                                                        (Continued)

                                                            36

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 4 - LOANS RECEIVABLE, (Continued)

Custodial escrow balances maintained in connection with the foregoing serviced loans were $3,202,322 and $1,247,181 at September 30, 2004 and 2003.

Activity for capitalized mortgage servicing rights and the related valuation allowance was as follows:

                                                 2004                2003                 2002
                                                 ----                ----                 ----
 Servicing rights, net of valuation allowance:

   Balance at beginning of year             $    1,373,201      $   1,616,588       $   1,068,801
   Additions                                       581,035          1,329,117             913,780
   Change in Valuation allowance                   216,905           (576,376)                  -
   Acquired from Sobieski                          309,574                  -                   -
   Amortized to expense                           (388,580)          (996,128)           (365,993)
                                            --------------      -------------       -------------
   Balance at end of year                   $    2,092,135      $   1,373,201       $   1,616,588
                                            ==============      =============       =============

 Valuation allowance:
   Balance at beginning of year             $     (576,376)     $           -
   Impairment charge                              (414,736)        (1,155,894)
   Impairment recovery                             631,641            579,518
                                            --------------      --------------
   Balance at end of year                   $     (359,471)     $    (576,376)
                                            ==============      ==============

Certain directors and executive officers of the Company and its subsidiary, including associates of such persons, are loan customers. A summary of the related party loan activity, for loans aggregating $60,000 or more to any one related party, is as follows:

                                                2004               2003
                                                ----               ----

       Balance at beginning of year      $      2,333,898    $     2,058,788
       New loans                                  215,335          1,058,916
       Repayments                                (601,218)          (783,806)
                                         -----------------   ---------------

       Balance at end of year            $      1,948,015    $     2,333,898
                                         ================    ===============







--------------------------------------------------------------------------------

                                   (Continued)

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 5 - PREMISES AND EQUIPMENT, NET

Premises and equipment at September 30 are summarized as follows:

                                                      2004            2003
                                                      ----            ----

     Land                                         $   4,492,767    $  1,851,042
     Buildings and improvements                      13,187,855       4,606,342
     Furniture and equipment                          6,319,254       3,707,259
                                                  -------------    ------------
         Total cost                                  23,999,876      10,164,643
     Accumulated depreciation and amortization       (4,615,410)     (4,074,996)
                                                  --------------   ------------

                                                  $  19,384,466    $  6,089,647
                                                  =============    ============

Depreciation and amortization of premises and equipment included in occupancy and equipment expense was approximately $945,000, $557,000 and $562,000 for the years ended September 30, 2004, 2003 and 2002, respectively. The Company purchased a new corporate headquarters building on October 31, 2003 at a cost of $7.3 million including land cost of $1.75 million. Building improvements on the new Corporate headquarters totaled $743,000 in 2004. Premises and equipment added in the Sobieski acquisition totaled $3.4 million.


NOTE 6 - GOODWILL AND INTANGIBLE ASSETS

Goodwill

The change in balance for goodwill during the year ended September 30, 2004 is as follows:

                                                            2004

Beginning of year                                      $           -
Acquired goodwill                                          2,362,836
                                                       -------------
End of Year                                            $   2,362,836
                                                       =============



Acquired Intangible Assets

Acquired intangible assets were as follows as of year end:

                                                                     2004
                                                     Gross Carrying            Accumulated
                                                         Amount               Amortization
Amortized intangible assets:
     Core deposit intangibles                            $   1,610,000             $   48,800
     Other customer relationship  intangibles                1,180,000                 48,300
                                                   --------------------     ------------------
          Total                                          $   2,790,000             $   97,100
                                                   ====================     ==================


----------------------------------------------------------------------------------------------

                                         (Continued)

                                              38

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

Aggregate amortization expense was $97,100 for 2004.

Estimated amortization expenses for each of the next five years ending September 30:

            2005                     $   559,200
            2006                         435,100
            2007                         385,500
            2008                         335,800
            2009                         286,300


NOTE 7 - DEPOSITS

At September 30, 2004, the scheduled maturities of certificates of deposit for the years ending September 30, are as follows:

                           2005             $109,463,008
                           2006               22,748,111
                           2007               45,886,909
                           2008                8,535,751
                           2009                2,448,897
                           Thereafter          1,053,271
                                            ------------

                                            $190,135,947
                                            ============

The  aggregate   amount  of  short-term   jumbo   certificates   of  deposit  in
denominations of $100,000 or more was approximately $42,736,000 and $38,795,000 at September 30, 2004 and 2003.


NOTE 8 - BORROWINGS

At September 30, 2004, advances from the Federal Home Loan Bank of Indianapolis with fixed and variable rates ranging from 3.60% to 7.31% are required to be repaid in the year ending September 30 as follows:

                           2005                     $ 11,200,000
                           2006                       10,500,000
                           2007                        9,000,000
                           2008                       53,000,000
                           2009                       17,160,392
                           Thereafter                 32,583,000
                                                    ------------
                                                    $133,443,392
                                                    ============

At September 30, 2004, $8,799,400 of FHLB stock, $168,762,000 of eligible mortgage loan collateral, $55,449,000 of other real estate related collateral, and $21,263,000 of other securities are pledged to the FHLB to secure advances outstanding. The Company's additional borrowing capacity with the FHLB is $17.7 million at September 30, 2004.

--------------------------------------------------------------------------------

                                   (Continued)

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

In addition, $112 million of the advances outstanding at September 30, 2004 contained put options with put dates ranging from October 2004 to January 2005, whereby the advance can be called by the FHLB prior to maturity.

In the quarter ended September 30, 2004, the Company borrowed $6.5 million from a correspondent bank. This variable rate line of credit, tied to the one year LIBOR rate plus 175 basis points (presently at 4.33% as of September 30, 2004), matures on August 31, 2005, at which time it may be converted to a term loan to be amortized over a five year period.

The borrowing is collateralized by MFB Financial stock and requires the Bank to remain "well-capitalized" as defined by regulatory capital adequacy guidelines.


NOTE 9 - EMPLOYEE BENEFITS

Employee Pension Plan: On April 1, 2003, the Bank terminated its qualified noncontributory multiple-employer defined benefit pension plan covering substantially all of its employees. The plan was administered by the trustees of the Financial Institutions Retirement Fund. At termination, the Company made a contribution of $148,000 to the Fund as part of the termination agreement to cover the deficit between the vested benefits and the value of the Company's calculated portion of the total plan assets. Pension plan expense for the years ended September 30, 2003 and 2002 was approximately $148,000 and $5,300, respectively.

401(k) Plan: The Company maintains a retirement savings 401(k) plan which covers all full time employees who are 21 years or older and have completed one year of service. Participants may defer up to 15% of compensation, and the Company increased its match to 125% (90% for the years ending September 30, 2003 and
2002) of elective deferrals on 6% of the participants' compensation effective October 1, 2003. Expense for the 401(k) plan for the years ended September 30, 2004, 2003 and 2002 was approximately $315,000, $193,000 and $150,000, respectively.

Employee Stock Ownership Plan (ESOP): The Company maintains an ESOP for eligible employees. Employees with at least one year of employment and who have attained age twenty-one are eligible to participate. Benefits generally become 100% vested after five years of credited service. A participant who terminates employment for reasons other than death, normal retirement (or early retirement), or disability prior to the completion of five years of credited service does not receive any benefits under the ESOP. Forfeitures are reallocated among the remaining participating employees, in the same proportion as contributions. Benefits are payable in the form of stock except for fractional shares which are paid in cash upon termination of employment. The Company's contributions to the ESOP are not fixed, so benefits payable under the ESOP cannot be estimated. ESOP participants receive distributions from their ESOP accounts only upon termination of service.



The ESOP shares as of September 30 were as follows:

                                                             2004             2003               2002
                                                             ----             ----               ----
     Allocated shares                                         152,750           152,750            147,500
     Shares withdrawn from the plan by participants           (29,984)          (24,274)           (16,198)
                                                       --------------     -------------    ---------------
     Total ESOP shares held in the plan                       122,766           128,476            131,302
                                                       ==============     =============    ===============

--------------------------------------------------------------------------------

                                   (Continued)

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

Stock Option Plans: The Board of Directors of the Company has adopted the MFB Corp. Stock Option Plans (the "Option Plans"). The number of options authorized under the Plans totals 450,000 shares of common stock. Officers, employees and outside directors of the Company and its subsidiary are eligible to participate in the Option Plans. The option exercise price must be no less than 85% of the fair market value of common stock on the date of the grant, and the option term cannot exceed ten years and one day from the date of the grant. As of September 30, 2004, all options granted have an exercise price of at least 100% of the market value of the common stock on the date of grant and no compensation expense was recognized for stock options for the years ended September 30, 2004, 2003 and 2002. As of September 30, 2004, 68,000 options remain available for future grants.


Activity in the Option Plans is summarized as follows:

                                                                                      Weighted           Weighted
                                               Number of                               Average           Average
                                              Outstanding          Exercise            Exercise         Fair Value
                                                Options              Price              Price            of Grants
                                                -------              -----              -----            ---------
     Balance at September 30, 2001              188,650         $10.00 - 26.75         $16.68
     Granted                                     16,500          18.75 - 20.55          19.73             $ 4.45
     Forfeited                                   (2,500)         17.25 - 20.55          17.91
       Exercised                                (16,700)            10.00               10.00
                                                --------
     Balance at September 30, 2002              185,950          10.00 - 26.75          17.53
     Granted                                     59,000             21.30               21.30              5.82
     Forfeited                                     (500)            21.30               21.30
     Exercised                                  (33,000)         10.00 - 21.30          11.46
                                                --------
     Balance at September 30, 2003              211,450          10.00 - 26.75          19.71
     Granted                                     26,500          30.35 -  34.01         31.90              9.96
     Forfeited                                        -                -                -
     Exercised                                  (41,350)         10.00 - 26.75          13.30
                                                --------
       Balance at September 30, 2004            196,600          15.00 - 34.01          22.69
                                               ========

     Options exercisable at September 30, based on vesting schedules established at date of grant, are as follows:

                                                            Weighted
                                       Number                Average
                                     of Options          Exercise Price
                                     ----------          --------------
                  2002                 156,264            $   16.91
                  2003                 139,994                18.68
                  2004                 123,494                22.04



--------------------------------------------------------------------------------

                                   (Continued)


                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

At September 30, 2004 options outstanding were as follows:


                                  Outstanding                                    Exercisable
                                  -----------                                    -----------
                                          Weighted Average                                  Weighted
                                  Remaining                                                  Average
    Range of                     Contractual          Exercise                              Exercise
 Exercise Prices     Number     Life in years           Price             Number              Price
 ---------------     ------     -------------           -----             ------              -----
$15.00 - $18.75      39,500          2.55             $  15.89            35,200           $  15.54
$20.55 - $26.75     130,600          5.83                22.90            78,794              23.94
$30.35 - $34.01      26,500          9.39                31.90             9,500              30.35
                 ----------------------------------------------------------------------------------
Outstanding at
year end
                    196,600          5.65 years       $  22.69           123,494           $  22.04
                 ==================================================================================


NOTE 10 - INCOME TAXES

     The Company files consolidated income tax returns. Income tax expense for the years ended September 30 are summarized as follows:

                                                    2004              2003               2002
                                                    ----              ----               ----
     Federal: Current                         $      402,246     $      731,145    $      367,179
              Deferred                              (173,499)          (178,801)         (418,795)
                                              ---------------    ---------------   --------------
                                                     228,747            552,344           (51,616)

     State:   Current                                      -            166,354            73,222
              Deferred                                 6,176            (47,535)           (2,887)
                                              --------------     ---------------   --------------
                                                       6,176            118,819            70,335
                                              --------------     --------------    --------------
              Total income tax expense        $      234,923     $      671,163    $       18,719
                                              ==============     ==============    ==============


Total income tax expense differed from the amounts computed by applying the federal income tax rate of 34% in all periods presented to income before income taxes as a result of the following for the years ended September 30:

                                                                 2004                2003               2002
                                                                 ----                ----               ----
Income taxes at statutory rate                               $      688,354     $    1,044,122    $      226,867
Tax effect of:
     State tax, net of federal income tax effect                      4,076             78,421            46,421
     Low income housing credits                                    (398,208)          (348,257)         (214,072)
     Bank owned life insurance income                               (78,227)           (73,912)                -
     Other items, net                                                18,928            (29,211)          (40,497)
                                                             --------------     ---------------   --------------

         Total income tax expense                            $      234,923     $      671,163    $       18,719
                                                             ==============     ==============    ==============

--------------------------------------------------------------------------------

                                   (Continued)


                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

The components of the net deferred tax asset (liability) recorded in the consolidated balance sheets as of September 30 are as follows:

                                                                                     2004               2003
                                                                                     ----               ----
     Deferred tax assets
         Bad debt deduction                                                     $    2,405,965    $    2,111,061
         Low income housing credit carry-forward                                       513,556           241,388
         Net deferred loan fees                                                        319,344           325,271
         Depreciation                                                                   22,586                 -
         Net unrealized depreciation on securities available for sale                        -            35,735
         Other                                                                          64,107           118,627
                                                                                --------------    --------------
                                                                                     3,325,558         2,832,082
     Deferred tax liabilities
         Accretion                                                                     (75,554)          (70,745)
         Depreciation                                                                        -           (27,964)
         FHLB stock dividend                                                          (220,477)          (96,775)
         Mortgage servicing rights                                                    (808,493)         (543,924)
         Net Unrealized appreciation on securities available for sale                  (37,932)                -
                                                                                ---------------   --------------
                                                                                    (1,142,456)         (739,408)
                                                                                ---------------   --------------
                  Net deferred tax asset (liability)                            $    2,183,102    $    2,092,674
                                                                                ==============    ==============

Federal income tax laws provided savings banks with additional bad debt deductions through the tax year ended September 30, 1987, totaling $4,596,000 for the Bank. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability would otherwise total $1,563,000 at September 30, 2004 and 2003. If the Bank were liquidated or otherwise ceases to be a bank or if tax laws change, the $1,563,000 would be recorded as expense. Tax legislation passed in August 1996 requires the Bank to deduct a provision for bad debts for tax purposes based on actual loss experience and recapture the excess bad debt reserve accumulated in tax years after September 30, 1987. The related amount of deferred tax liability which must be recaptured is approximately $446,000 and is payable over a six year period beginning with the tax year ending September 30, 1999. The deferred tax liability was fully recaptured as of September 30, 2004.


NOTE 11 - REGULATORY MATTERS

The Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If

--------------------------------------------------------------------------------

                                   (Continued)



                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

The Bank's actual capital and required capital amounts and ratios are presented below:

                                                                                                 Minimum
                                                                                               Requirement
                                                                      Minimum                   To Be Well
                                                                    Requirement              Capitalized Under
                                                                    For Capital              Prompt Corrective
                                         Actual                  Adequacy Purposes           Action Provisions
                                         ------                  -----------------           -----------------
                                   Amount        Ratio          Amount        Ratio          Amount       Ratio
                                   ------        -----          ------        -----          ------       -----
                                                               (Dollars in Thousands)
As of September 30, 2004
    Total capital (to risk
      weighted assets)         $    36,870      10.04%      $    29,368        8.00%    $    36,710       10.00%
    Tier 1 (core) capital
      (to risk weighted assets)     33,562       8.88            14,684        4.00          22,026        6.00
    Tier 1 (core) capital (to
      adjusted total assets)        33,562       6.29            21,334        4.00          26,668        5.00

As of September 30, 2003
    Total capital (to risk
      weighted assets)         $    36,346      12.41%      $    23,435        8.00%    $    29,294       10.00%
    Tier 1 (core) capital
      (to risk weighted assets)     33,268      11.36            11,718        4.00          17,576        6.00
    Tier 1 (core) capital (to
      adjusted total assets)        33,268       7.77            17,116        4.00          21,395        5.00


Regulations limit the dividends that may be paid by the Bank without prior approval of the Office of Thrift Supervision. In addition, the Bank is subject to dividend limitations by the OTS in conjunction with the approval of the acquisition of certain assets and liabilities of Sobieski Bank. Under the terms of the agreement, the Bank must remain "well-capitalized" for one year after the acquisition date. Accordingly, at October 1, 2004, $160,000 of the Bank's retained earnings was potentially available for distribution to the Company, without obtaining prior regulatory approval.



--------------------------------------------------------------------------------

                                   (Continued)


                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 12 - OTHER NON-INTEREST INCOME AND EXPENSE

Other noninterest income and expense amounts are summarized as follows for the years ended September 30:

                                                                   2004              2003               2002
                                                                   ----              ----               ----
         Other noninterest income
              Other service charges and fees                 $      159,913     $      226,925    $      125,735
              ATM foreign surcharges                                 57,010             47,047            54,349
              Visa interchange income                                81,966             63,856            44,946
              Partnership equity loss                              (217,510)          (165,570)         (163,495)
              Bank owned life insurance                             230,079            217,387                 -
              Rental Income                                         244,642                  -                 -
              Rental Income - Other Real Estate                     102,465                  -                 -
              Other                                                  96,932             60,436            42,879
                                                             --------------     --------------    --------------

                                                             $      755,497     $      450,081     $     104,414
                                                             ==============     ==============    ==============

         Other noninterest expense
              Printing, postage and supplies                        437,609            376,421           338,588
                   Advertising and Business development             409,906            357,381           202,016
              Telephone                                             239,479            211,560           164,066
              Insurance                                             190,960            135,606           125,736
              Directors fees                                        167,537            157,788           141,917
              Other                                               1,490,692          1,322,254         1,148,768
                                                             --------------     --------------    --------------

                                                             $    2,936,183     $    2,561,010    $    2,121,091
                                                             ==============     ==============    ==============


NOTE 13 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND   CONTINGENCIES

Various outstanding commitments and contingent liabilities are not reflected in the financial statements. Commitments to make loans at September 30 are as follows:

                               ------------------2 0 0 4----------------  ------------------2 0 0 3----------------
                                                 -------                                    -------
                                    Fixed       Variable                       Fixed       Variable
                                 Rate Loans    Rate Loans       Total       Rate Loans    Rate Loans       Total
                                 ----------    ----------       -----       ----------    ----------       -----
Mortgage loans                 $    752,500  $     606,700  $  1,359,200  $  9,885,230   $ 2,211,760   $ 12,096,990
Commercial loans                  3,166,010              -     3,166,010     2,795,409       105,398      2,900,807
Unused equity lines of credit    13,937,273     22,364,940    36,302,213    10,186,616    20,598,890     30,785,506
Unused commercial  lines
     and letters of credit                -     61,856,887    61,856,887        13,875    60,825,163     60,839,038
Unused construction loan
  lines of credit                 3,178,347              -     3,178,347     4,675,825     5,638,811     10,314,636
                               ------------  -------------  ------------  ------------  ------------   ------------

                               $ 21,034,130  $  84,828,527  $105,862,657   $27,556,955   $89,380,022   $116,936,977
                               ============  =============  ============   ===========   ===========   ============

--------------------------------------------------------------------------------------------------------------------

                                                (Continued)

                                                    45

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

Fixed rate mortgage loan commitments at September 30, 2004 are at an average rate of 6.23% with terms primarily ranging from 15 to 30 years. Commercial loan fixed rate commitments are primarily for five year terms with an average rate of 6.62%. The average rate on variable rate mortgage loan commitments is 5.83% and are tied to the one year treasury bill rate. Rates on variable commercial loan commitments are tied to the national prime rate.

Since commitments to make loans and to fund unused lines of credit and loans in process may expire without being used, the amounts do not necessarily represent future cash commitments. In addition, commitments are agreements to lend to a customer as long as there is no violation of any condition established in the contract. The maximum exposure to credit loss in the event of nonperformance by the other party is the contractual amount of these instruments. The same credit policy is used to make such commitments as is used for loans receivable.

Under employment agreements with certain executive officers, certain events leading to separation from the Company could result in cash payments totaling $1.54 million as of September 30, 2004.

The Company and the Bank are subject to certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position or results of operation of the Company.


NOTE 14 - SHAREHOLDER RIGHTS PLAN

The Company has adopted a Shareholder Rights Plan and declared a dividend distribution at the rate of one Right for each share of common stock held of record as of the close of business on October 21, 1996, and for each share of common stock issued thereafter up to the Distribution Date (defined below).

Each Right entitles holders of common stock to buy one share of common stock of the Company at an exercise price of $46. The Right would be exercisable, and would detach from the common stock (the "Distribution Date") only if a person or group (i) were to acquire 12% or more of the outstanding shares of common stock of the Company; (ii) were to announce a tender or exchange offer that, if consummated, would result in a person or group beneficially owning 30% or more of the outstanding shares of common stock of the Company; or (iii) were declared by the Board to be an Adverse Person (as defined in the Plan) if such person or group beneficially owns 10% or more of the outstanding shares of common stock in the Company. In the event of any occurrence triggering the Distribution Date, each Right may be exercised by the holder (other than such an acquiring person or group) to purchase shares of common stock of the Company (or, in certain circumstances, common stock of the acquiring person) at a 50% discount to market price. The Company is entitled to redeem the Rights at $.01 per Right at any time. The Rights will expire at the close of business on October 1, 2006.


--------------------------------------------------------------------------------

                                   (Continued)

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 15 - BUSINESS COMBINATION

On August 6, 2004, the Company acquired certain assets and assumed certain liabilities of Sobieski Bank, a savings and loan association with three locations in South Bend, Indiana. As a result of this acquisition, the Company expects to further solidify its market share in the St. Joseph and Elkhart counties, expand its customer base to enhance deposit fee income, provide an opportunity to market additional products and services to new customers, and reduce operating costs through economies of scale.

The transaction resulted in a premium of $407,000 over the fair value of net assets acquired. As part of the transaction, $2.4 million in goodwill, $1.2 million in customer relationship intangibles and $1.6 million in core deposit intangibles were acquired. The intangible assets will be amortized over ten years, using an accelerated method. Goodwill will not be amortized but instead evaluated periodically for impairment. Goodwill and intangible assets will be deducted for tax purposes over 15 years using the straight line method.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition.


Cash                                                   $     7,281,000
Securities, including FHLB stock                            35,922,000

Net Loans                                                   53,674,000

Premises and equipment                                       3,445,000
Goodwill                                                     2,363,000
Core deposit intangible                                      1,610,000
Customer relationship intangible                             1,180,000
Other assets                                                   812,000
                                                       ----------------
      Total assets acquired                                106,287,000
                                                       ================

Certificates of deposits                                   (47,442,000)
Other deposits                                             (21,815,000)
                                                       ----------------
    Total Deposits                                         (69,257,000)

FHLB advances                                              (35,739,000)
Other liabilities                                             (884,000)
                                                       ----------------
     Total liabilities assumed                            (105,880,000)
                                                       ----------------
          Net assets acquired                          $       407,000
                                                       ================

--------------------------------------------------------------------------------

                                   (Continued)

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

The following table presents pro forma information for the years ended September 30, 2004 and 2003 as if the acquisition had occurred at October 1, 2003 and 2002. The pro forma information includes adjustments for interest income and loans and securities acquired, amortization of intangibles arising from the transaction, depreciation expense on property acquired, interest expense on deposits acquired, and the related income tax effects. The effects of certain transactions related to various fraudulent and otherwise unauthorized loan matters impacting Sobieski Bank's historical financial results were not included in the pro forma information below. However, other factors negatively impacting the historical financial results of Sobieski Bank have not been excluded from the pro forma information presented below. Therefore, pro forma financial information is not necessarily indicative of the results of operations as they would have been had the acquisition been effected on the assumed dates.

                                         2004                  2003
Net interest income                  $  14,694,000        $  14,073,000
Net income                               1,328,000            1,938,000

Basic earnings per share               $      1.01          $      1.51
Diluted earnings per share                     .97                 1.46










--------------------------------------------------------------------------------

                                   (Continued)


                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 16 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are the condensed financial statements for the parent company, MFB Corp.

                            CONDENSED BALANCE SHEETS
                           September 30, 2004 and 2003

                                                                                     2004                 2003
                                                                                     ----                 ----
ASSETS
Cash and cash equivalents                                                       $       885,981    $        416,295
Securities available for sale                                                         1,126,925           1,200,915
Investment in Bank subsidiary                                                        40,789,446          33,200,296
Other assets                                                                            113,264             225,295
                                                                                ---------------    ----------------
     Total assets                                                               $    42,915,616    $     35,042,801
                                                                                ===============    ================
LIABILITIES
Loan payable to Bank subsidiary                                                 $       450,000    $        450,000
Loans from correspondent bank                                                         6,500,000             300,000
Accrued expenses and other liabilities                                                   59,746              41,595
                                                                                ---------------    ----------------
     Total liabilities                                                                7,009,746             791,595
SHAREHOLDERS' EQUITY                                                                 35,905,870          34,251,206
                                                                                ---------------    ----------------
     Total liabilities and shareholders' equity                                 $    42,915,616    $     35,042,801
                                                                                ===============    ================



                         CONDENSED STATEMENTS OF INCOME
                  Years ended September 30, 2004, 2003 and 2002

                                                                2004                 2003                 2002
                                                                ----                 ----                 ----
INCOME
Dividends from Bank subsidiary - cash                      $      630,000       $    2,070,000      $     1,055,000
Interest income                                                    39,081               42,666               61,740
                                                           --------------       --------------      ---------------
     Total                                                        669,081            2,112,666            1,116,740

EXPENSES
Interest expense                                                   56,758               36,141               36,901
Other expenses                                                    291,541              186,183              153,178
                                                           --------------       --------------      ---------------
     Total                                                        348,299              222,324              190,079

Income before income taxes and
  equity in undistributed (excess distributed)
  net income of Bank subsidiary                                   320,782            1,890,342              926,661
Income tax benefit                                                 40,186               69,884               50,835
                                                           --------------       --------------      ---------------

Income before equity in undistributed
 (excess distributed) net income
  of Bank subsidiary                                              360,968            1,960,226              977,496
Equity in undistributed (excess distributed)
  net income of Bank subsidiary                                 1,428,681              439,558             (328,959)
                                                           --------------       --------------      ---------------
Net income                                                 $    1,789,649       $    2,399,784      $       648,537
                                                           ==============       ==============      ===============


--------------------------------------------------------------------------------

                                   (Continued)

                                       49

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 16 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

                       CONDENSED STATEMENTS OF CASH FLOWS
                  Years ended September 30, 2004, 2003 and 2002

                                                                     2004             2003              2002
                                                                     ----             ----              ----
Cash flows from operating activities
     Net income                                               $     1,789,649     $   2,399,784      $   648,537
     Adjustments to reconcile net income to
       net cash  from operating activities
         Equity in (undistributed) excess distributed
           net income of  Bank subsidiary                          (1,428,681)         (439,558)         328,959
         Investment impairment valuation                              109,253                 -                -
         Net change in other assets                                   376,055          (155,278)          29,967
         Net change in accrued expenses and
           other liabilities                                           18,151              (403)          (7,545)
                                                              ---------------    --------------   ---------------
              Net cash from operating activities                      864,427         1,804,545          999,918

Cash flows from investing activities
     Investment in banking subsidiary                              (6,500,000)                -                -
                                                              ----------------   --------------   --------------
Net cash from investing activities                                 (6,500,000)                -                -

Cash flows from financing activities
     Purchase of MFB Corp. common stock                                     -        (1,676,634)        (506,881)
     Proceeds from exercise of stock options                          522,689           378,125          167,000
     Proceeds from other borrowings                                 6,500,000                 -                -
     Repayment of other borrowings                                   (300,000)                -                -
     Cash dividends paid                                             (617,430)         (560,324)        (554,220)
                                                              ----------------   --------------   --------------
         Net cash from financing activities                         6,105,259        (1,858,833)        (894,101)
                                                              ---------------    --------------   --------------

Net change in cash and cash equivalents                               469,686           (54,288)         105,817

Cash and cash equivalents at beginning
  of year                                                             416,295           470,583          364,766
                                                              ---------------    --------------   --------------

Cash and cash equivalents at end of year                      $       885,981    $      416,295   $      470,583
                                                              ===============    ==============   ==============


--------------------------------------------------------------------------------

                                   (Continued)

                                       50

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 17 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table shows the estimated fair values and the related carrying amounts of the Company's financial instruments at September 30, 2004 and 2003.
Items which are not financial instruments are not included.

                                                   2 0 0 4                                   2 0 0 3
                                                   -------                                   -------
                                        Carrying             Estimated            Carrying             Estimated
                                         Amount             Fair Value             Amount             Fair Value
                                         ------             ----------             ------             ----------

Assets
------
Cash and cash equivalents           $     28,595,030    $      28,595,000    $      40,356,979    $      40,357,000
Other investments                         12,628,329           12,628,000           10,019,782           10,020,000
Securities available for sale             66,021,011           66,021,000           40,028,743           40,029,000
Loans held for sale                        1,033,800            1,034,000            6,625,540            6,626,000
Loans receivable, net of
  allowance for loan losses              393,850,467          401,428,443          312,956,521          324,510,000

Liabilities
-----------
Noninterest bearing demand
  deposits                               (31,657,521)         (31,658,000)         (26,481,555)         (26,482,000)
Savings, NOW and MMDA
  deposits                              (136,099,148)        (136,099,000)        (107,340,694)        (107,341,000)
Other time deposits                     (190,135,947)        (191,771,000)        (158,283,602)        (163,299,000)
FHLB advances                           (133,443,392)        (141,889,000)         (98,790,251)        (110,451,000)
Loans from correspondent
  banks                                   (6,500,000)          (6,500,000)            (300,000)            (300,000)


For purposes of the above disclosures of estimated fair value, the following assumptions were used as of September 30, 2004 and 2003. The estimated fair value for cash and cash equivalents and interest-bearing time deposits in other financial institutions are considered to approximate cost. The estimated fair value for securities available for sale is based upon quoted market values for the individual securities or for equivalent securities. The estimated fair value for loans held for sale, net, is based on the price offered in the secondary market on September 30, 2004 and 2003 for loans having similar interest rates and maturities. The estimated fair value for loans receivable is based upon estimates of the difference in interest rates the Company would charge the borrowers for similar such loans with similar maturities made at September 30, 2004 and 2003, applied for an estimated time period until the loan is assumed to reprice or be paid. In addition, when computing the estimated fair value for loans receivable, the allowance for loan losses was subtracted from the calculated fair value for consideration of credit issues. The estimated fair value for other investments, noninterest bearing demand deposits and savings, NOW and MMDA deposits is based upon their carrying value. The estimated fair value for other time deposits as well as loans from correspondent banks and FHLB advances is based upon estimates of the rate the Company would pay on such deposits or borrowings at September 30, 2004 and 2003, applied for the time period until maturity. The estimated fair value of other financial instruments and off-balance-sheet loan commitments approximate cost


--------------------------------------------------------------------------------

                                   (Continued)

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 17 - FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

and are not considered significant to this presentation.

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at September 30, 2004 and 2003, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at September 30, 2004 and 2003 should not necessarily be considered to apply at subsequent dates.

In addition, other assets and liabilities of the Company that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. Also, nonfinancial instruments typically not recognized in financial statements nevertheless may have value but are not included in the above disclosures. Excluded, among other items, are the estimated earning power of core deposit accounts, the trained work force, customer goodwill and similar items.




--------------------------------------------------------------------------------

                                   (Continued)


                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 18 - OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes were as follows:

                                                                     2004              2003             2002
                                                                     ----              ----             ----
Net change in net unrealized gains and losses
  on securities available for sale
     Unrealized gains (losses) arising during
       the year                                                $     (361,190)    $     (324,551)   $    (1,199,295)
     Reclassification adjustment for (gains) losses
       included in net income                                         109,253            (40,000)           933,958
                                                               --------------     ---------------   ---------------
         Net change in net unrealized gains
           and losses on securities available
           for sale                                                  (251,937)          (364,551)          (265,337)

Tax expense (benefit)                                                  73,667            (92,519)           (26,220)
                                                               --------------     --------------    ----------------

     Total other comprehensive income (loss)                   $     (325,604)    $     (272,032)   $      (239,117)
                                                               ===============    ==============    ================




--------------------------------------------------------------------------------

                                   (Continued)

                                       53

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 19 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                          --------------Year Ended September 30, 2004--------------
                                                                        -----------------------------
                                                              1st            2nd             3rd           4th*
(In thousands, except per share data)                       Quarter        Quarter         Quarter        Quarter
                                                            -------        -------         -------        -------
Interest income                                           $     5,527    $     5,446    $     5,505     $     6,314

Interest expense                                                2,719          2,699          2,697           2,974
                                                          -----------    -----------    -----------     -----------


Net interest income                                             2,808          2,747          2,808           3,340

Provision for loan losses                                         300            200            150             150
                                                          -----------    -----------    -----------     -----------


Net interest income after provision for loan
  losses                                                        2,508          2,547          2,658           3,190

Non-interest income                                             1,474          1,195          1,760           1,251

Non-interest expense                                            3,255          3,399          3,573           4,331
                                                          -----------    -----------    -----------     -----------


Income before income taxes                                        727            343            845             110

Income tax expense                                                108            (10)           238            (101)
                                                          -----------    ------------   -----------     ------------


Net income                                                $       619    $       353    $       607     $       211
                                                          ===========    ===========    ===========     ===========

Basic earnings per common share                           $       .48    $       .27    $       .46     $       .16
                                                          ===========    ===========    ===========     ===========
Diluted earnings per common share                         $       .45    $       .26    $       .44     $       .15
                                                          ===========    ===========    ===========     ===========


* The increase in non-interest expense in the fourth quarter of fiscal year 2004 is primarily related to expense incurred in connection with the acquisition previously mentioned and the additional costs incurred to operate the related new branch locations. The increases in interest income, interest expense and net interest income during the fourth quarter are primarily related to the assets and liabilities acquired.





--------------------------------------------------------------------------------

                                   (Continued)

                                       54

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE 19 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED) (Continued)

                                                          --------------Year Ended September 30, 2003--------------
                                                                        -----------------------------
                                                              1st            2nd            3rd*            4th
(In thousands, except per share data)                       Quarter        Quarter         Quarter        Quarter
                                                            -------        -------         -------        -------
Interest income                                           $     6,173    $     5,691    $     5,732     $     5,730

Interest expense                                                3,258          3,113          3,065           2,808
                                                          -----------    -----------    -----------     -----------


Net interest income                                             2,915          2,578          2,667           2,922

Provision for loan losses                                         450            450            110             100
                                                          -----------    -----------    -----------     -----------


Net interest income after provision for loan
  losses                                                        2,465          2,128          2,557           2,822

Non-interest income                                             1,307          1,418            386*          1,870

Non-interest expense                                            2,703          2,985          3,095           3,099
                                                          -----------    -----------    -----------     -----------


Income before income taxes                                      1,069            561           (152)          1,593

Income tax expense                                                308             91           (213)            485
                                                          -----------    -----------    ------------    -----------


Net income                                                $       761    $       470    $        61     $     1,108
                                                          ===========    ===========    ===========     ===========

Basic earnings per common share                           $       .58    $       .37    $       .05     $       .87
                                                          ===========    ===========    ===========     ===========
Diluted earnings per common share                         $       .56    $       .36    $       .05     $       .83
                                                          ===========    ===========    ===========     ===========

* The  significant  decline in net income for the third  quarter of fiscal  year
2003 is primarily due to a $704,000 mortgage servicing rights impairment charge.



--------------------------------------------------------------------------------

                                   (Continued)

                                       55

                            MFB CORP. AND SUBSIDIARY
                             DIRECTORS AND OFFICERS
                               September 30, 2004

--------------------------------------------------------------------------------

                      MFB CORP. AND MFB FINANCIAL DIRECTORS

M. Gilbert Eberhart (age 70) has served as Secretary of MFB Financial since 1987 and of MFB Corp. since inception. He is a dentist based in Mishawaka.

Thomas F. Hums (age 71) served as President and Chief Executive Officer of MFB Financial from 1972 until September 1995. He also served as President and Chief Executive Officer of Mishawaka Financial Services, Inc. from 1975 until September 1995. He also served as President and Chief Executive Officer of MFB Corp. from inception until September 1995. He is the current Chairman of MFB Corp. and MFB Financial.

Jonathan E. Kintner (age 61) is an optometrist based in Mishawaka.

Christine A. Lauber (age 59) is a Certified Public Accountant in private practice in South Bend, Indiana.

Michael J. Marien (age 56) is a Sales Representative with Signode Corporation, a division of ITW.

Charles J. Viater (age 50) has served as President and Chief Executive Officer of MFB Corp., MFB Financial and Mishawaka Financial Services, Inc. since September 1995. He previously served as Executive Vice President for Amity
Federal Savings Bank and Chief Financial Officer of Amity Bancshares, Inc. beginning in December 1990.

Reginald H. Wagle (age 62) has served as Vice President of Memorial Health Foundation since 1992. Until 1992, he was a free-lance political consultant and until 1991, he also served as District Director for the Office of United States Representative John P. Hiler, Third Congressional District of Indiana.

Robert C. Beutter (age 69) has served as Mayor of Mishawaka, Indiana for twenty years and is currently in private law practice in Mishawaka, Indiana.


                        MFB FINANCIAL EXECUTIVE OFFICERS

Charles J. Viater                                 Thomas J. Flournoy
President and                                     Executive Vice President and
Chief Executive Officer*                          Chief Financial Officer

Donald R. Kyle                                    James P. Coleman, III
Executive Vice President and                      Executive Vice President and
Chief Operating Officer                           Director of Wealth Management

                                                  M. Gilbert Eberhart
                                                  Secretary*


* Holds same position with MFB Corp.

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


                            MFB CORP. AND SUBSIDIARY
                             SHAREHOLDER INFORMATION
                               September 30, 2004

--------------------------------------------------------------------------------

Market Information

The common stock of MFB Corp. is traded on the National Association of Securities Dealers Automated Quotation System, National Market System, under the symbol "MFBC." As of September 30, 2004, there were approximately 470 shareholders of record. The following table sets forth market price (based on daily closing prices) and dividend information for the Company's common stock for the periods indicated.

                                                         Dividend
Fiscal Quarters Ended      High Trade     Low Trade      Declared
---------------------      ----------     ---------      --------

December 31, 2002             23.44         20.59          .105
March 31, 2003                22.97         21.10           .11
June 30, 2003                 26.65         22.39           .11
September 30, 2003            32.00         25.18           .11

December 31, 2003             33.09         30.00           .11
March 31, 2004                35.00         29.96           .12
June 30, 2004                 35.00         30.52           .12
September 30, 2004            31.54         27.60           .12



Transfer Agent and Registrar
         Registrar and Transfer Co.
         10 Commerce Drive
         Cranford, NJ 07016


Special Counsel
         Barnes & Thornburg
         1313 Merchants Company Building
         11 South Meridian Street
         Indianapolis, In. 46204


Independent Auditors
         Crowe Chizek and Company LLC
         330 East Jefferson Blvd.
         South Bend, IN 46624



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

Shareholder and General Inquiries

The Company is required to file an Annual Report on Form 10-K for its fiscal year ended September 30, 2004 with the Securities and Exchange Commission. Copies of this annual report may be obtained without charge upon written request to:

                  Charles J. Viater
                  President and Chief Executive Officer
                  MFB Corp.
                  4100 Edison Lakes Parkway (Suite 300)
                  Mishawaka, IN 46545


Office Locations
----------------
Corporate Headquarters       Main Office                   Branch Office
4100 Edison Lakes Parkway    121 S Church St.              25990 County Road 6
Mishawaka, IN 46545          Mishawaka, IN 46544           Elkhart, IN 46514

                             Branch Office                 Branch Office
                             2427 Mishawaka Ave.           23132 US 33
                             South Bend, IN 46615          Elkhart, IN 46517

                             Branch Office                 Branch Office
                             100 E. Wayne St.              402 W.  Cleveland Rd.
                             Suite 150                     Mishawaka, IN 46545
                             South Bend, IN 46601

                             Branch Office                 Branch Office
                             2930 W. Cleveland Rd.         411 W McKinley Ave
                             South Bend, IN 46628          Mishawaka, IN 46545

                             Branch Office                 Branch Office
                             740 S. Walnut                 23761 Western Ave.
                             South Bend, IN 46619          South Bend, IN 46619

                             Branch Office
                             742 E. Ireland Rd.
                             South Bend, IN 46614


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